Exhibit 99.2

One Team
56 years of uninterrupted profitability
over $1.5 billion in revenue
Global Expertise
Local Strength

Stantec

STN
TSX · NYSE

Stantec Inc. 2009 Financial Review

Index
1	COMPANY PROFILE
2	FINANCIAL SUMMARY
4	MESSAGE TO SHAREHOLDERS
6	BOARD OF DIRECTORS
6	CORPORATE OFFICERS

MANAGEMENT'S DISCUSSION AND ANALYSIS
M–1	Management’s Discussion and Analysis
M–1	Caution Regarding Forward-Looking Statements
M–3	Executive Summary
M–4	Core Business and Strategy
M–7	Key Performance Drivers and Capabilities
M–10	Results
M–10	Overall Performance
M–12	Acquisitions
M–13	Selected Annual Information
M–14	Results of Operations
M–27	Fourth Quarter Results and Quarterly Trends
M–30	Liquidity and Capital Resources
M–34	Other
M–37	Outlook
M–40	Critical Accounting Estimates, Developments, and Measures
M–51	Risk Factors
M–62	Controls and Procedures
M–63	Corporate Governance
M–64	Subsequent Event

CONSOLIDATED FINANCIAL STATEMENTS
F–1	Management Report
F–2	Independent Auditors’ Report on Financial Statements
F–3	Independent Auditors’ Report on Internal Control over Financial Reporting
F–4	Consolidated Balance Sheets
F–5	Consolidated Statements of Income
F–6	Consolidated Statements of Shareholders’ Equity and Comprehensive Income
F–7	Consolidated Statements of Cash Flows
F–8	Notes to the Consolidated Financial Statements
IBC	OFFICE LOCATIONS
IBC	SHAREHOLDER INFORMATION

Stantec Inc. 2009 Financial Review

Company Profile

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Stantec Inc. 2009 Financial Review
1

Financial Summary
(In thousands of Canadian dollars,
except per share amounts and ratios)	2009	2008	2007	2006	2005

Gross revenue	1,519,865	1,351,951	954,619	816,133	618,020
Net revenue	1,242,942	1,130,124	830,888	707,927	524,552
Income before taxes	91,666	64,499	99,114	89,424	62,500
Net income	55,940	29,017	69,279	60,182	40,622
Current assets	409,253	480,725	323,248	264,551	280,371
Current liabilities	283,811	300,009	232,697	159,695	157,814
Property and equipment (1)	108,256	107,768	80,776	58,351	51,281
Long-term debt	198,769	215,113	74,539	12,046	81,886
Shareholders’ equity	547,394	538,975	442,698	410,895	348,053
Gross revenue backlog (2)	948,000	1,005,000	831,000	685,000	588,000
EBITDA (3)	182,412	166,429	123,448	113,052	78,002
Cash and cash equivalents	14,690	103,979	14,175	28,363	28,143

Earnings per share – basic	1.23	0.64	1.52	1.34	1.02
Earnings per share – diluted	1.22	0.63	1.50	1.31	0.99
Current ratio	1.44	1.60	1.39	1.66	1.78
Net debt to equity ratio	0.40	0.26	0.19	(0.03)	0.17

Weighted average number
of shares outstanding	45,544,688	45,584,612	45,577,261	45,068,266	39,840,234
Shares outstanding	45,716,820	45,448,123	45,698,143	45,201,785	44,626,262
Shares traded	40,881,633	57,354,858	34,463,255	24,864,000	17,911,000
TSX (In Canadian dollars)
High (4)	30.85	40.10	39.31	25.84	20.20
Low (4)	18.56	16.35	23.70	18.50	12.25
Close	30.40	30.15	38.89	25.25	19.88
NYSE(5) (In US dollars)
High (4)	29.53	40.30	39.64	22.55	17.25
Low (4)	14.19	12.70	20.10	16.33	14.70
Close	28.84	24.70	39.02	21.74	17.05
All references to common shares and per share amounts in this financial summary have been restated to reflect the two-for-one split approved on May 4, 2006.

(1)
With the adoption of Section 3064, “Goodwill and Intangible Assets,” of the Canadian Institute of Chartered Accountants Handbook, we retrospectively reclassified the net book value of certain software from “Property and Equipment” to “Intangible Assets.”

(2)	This is unaudited information.
(3)	EBITDA is calculated as income before income taxes less net interest expense, amortization of intangible assets, and depreciation of property and equipment.
(4)	High and low prices for the common shares on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2009, shown above, were the intraday prices.
(5)	Stantec began trading on the New York Stock Exchange (NYSE) on August 5, 2005.

Stantec Inc. 2009 Financial Review
2

Stantec Inc. 2009 Financial Review
3

Message to Shareholders

2009 was a year when the economy challenged businesses throughout North America. For private and public firms, not-for-profit organizations, and government bodies alike, it impacted all aspects of business operations. But while being tested by one of the toughest economies in our 56-year history, Stantec achieved several important objectives.

Solid performance. Although our business declined internally as we addressed decreased opportunities in some sectors, we achieved overall growth in revenue, income, and earnings and celebrated our 56th year of uninterrupted profitability. Moreover, we ended the year with a strong balance sheet with a sustainable level of debt, which gives us the flexibility to continue to grow both organically and through acquisitions.

Effective integration. Even in a difficult business environment, we had the financial strength to continue to pursue our growth plan. In 2009, we integrated over 1,700 new colleagues in 40 offices from our largest acquisition to date. It is a tribute to our staff and their commitment to our “One Team” operating philosophy that we were able to achieve our integration goals quickly and effectively.

Successful reorganization. In the midst of economic stress, we successfully reorganized our structure, including transitioning to a new chief executive officer, chief financial officer, and chief operating officer, all of whom were promoted internally. We also welcomed two new members to our board of directors—David Emerson, a former member of Parliament for Canada, and Paul Cellucci, a former US ambassador to Canada, governor of Massachusetts, and lieutenant governor of Massachusetts.

Enhanced Client Relationships. In 2009, we made progress on our goal of working with national and global clients on larger, long-term projects. For example, we obtained a global, multiyear preferred supplier contract to provide environmental assessment and remediation services to international energy corporation Chevron at sites throughout North America, South America, the Asia-Pacific region, the Middle East, and Russia. In the United States, as part of a consortium of four firms, we secured a five-year contract to assist the Federal Emergency Management Agency with Risk MAP, a massive flood risk mapping and planning program designed to help

We achieved overall growth in revenue, income, and earnings and celebrated our 56th year of uninterrupted profitability.

Stantec Inc. 2009 Financial Review
4

Our achievements in 2009 were a testament to the strength of our business model .

make communities safer by providing more accurate flood and risk data to first responders and community officials for use in mitigation activites. We were also chosen to lead a seven-firm team on a five-year US federal government contract to provide three-dimensional laser scanning services to the U.S. General Services Administration, the government body that oversees the construction and management of federal buildings throughout the United States. This nationwide surveying program will cover 1,400 buildings and help the government manage its building data more efficiently.

For our performance in 2009, and every year, we have our employees to thank. By working together to manage our operations effectively and deliver high-quality, well-managed projects to our clients, they not only execute our business plan but also give us a reputation for excellence.

Our achievements in 2009 were a testament to the strength of our business model, which enabled us to adjust our service delivery to changing market demands. As we enter a new decade, we believe that we remain well positioned to continue to expand our business to meet our clients’ needs and to take advantage of market opportunities in each of our practice areas. Our services are essential to helping our clients improve the quality of life in communities throughout North America and around the world, and we look forward to continuing to use our global expertise and local strength to provide sustainable, integrated solutions.

On behalf of Stantec, thank you for your confidence in our strategic direction and for your continued support.

Stantec Inc. 2009 Financial Review
5

Board of Directors

Robert J. Bradshaw
Director,
Stantec Inc.
Toronto, Ontario, Canada

Aram H. Keith
Director,
Stantec Inc.
Irvine, California, USA

Ivor M. Ruste
Director,
Stantec Inc.
Calgary, Alberta, Canada

Anthony (Tony) P. Franceschini
Director,
Stantec Inc.
Edmonton, Alberta, Canada

Susan E. Hartman
Director,
Stantec Inc.
Rochester, New York, USA

David L. Emerson
Director,
Stantec Inc.
Vancouver, British Columbia, Canada

Ronald P. Triffo
Chairman of the Board,
Stantec Inc.
Edmonton, Alberta, Canada

Robert J. Gomes
President & CEO
Edmonton, Alberta, Canada

Paul Cellucci
Director,
Stantec Inc.
Boston, Massachusetts, USA

Corporate Officers

Ronald P. Triffo
Chairman of the Board

Robert J. Gomes
President & CEO

Daniel J. Lefaivre
Senior Vice President & CFO

Richard K. Allen
Senior Vice President & COO

Paul J.D. Alpern
Vice President, Secretary & General Counsel

Stantec Inc. 2009 Financial Review
6

STANTEC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

and

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2009, and 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 25, 2010

This discussion and analysis of Stantec Inc.’s operations, financial position and cash flows, dated February 25, 2010, should be read in conjunction with the Company’s 2009 audited consolidated financial statements and related notes. Our 2009 audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. Note 25 of our audited consolidated financial statements summarizes the principal differences between Canadian GAAP and US GAAP that affect our financial statements. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Visions, Core Business, and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2010 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business (i.e., in relation to our 2020 international growth target and our goals for each of our practice areas) in the Core Business and Strategy section as well as the Results (under the Overall Performance, Gross and Net Revenue: 2009 versus 2008 and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of this report.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2010 and its effect on our business. The assumptions we made in determining the outlook for each of our practice areas, our annual targets, and our outlook for 2010 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 25, 2010, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2010, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

EXECUTIVE SUMMARY

Core Business and Strategy

•
Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects throughout North America.

•
Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis.

Key Performance Drivers and Capabilities

•
Our performance depends on our ability to attract and retain qualified people; align our leadership activities with our financial and strategic goals; expand our work with top clients; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve.

Results

•
Ability to adapt to challenging economic conditions. Despite the challenging economic environment and competitive landscape, 2009 was a year in which we continued to show strength in our operations and financial performance, demonstrating our ability to adapt our business model to changing markets.

•
Continued profitability. In 2009, we achieved a 12.4% increase in gross revenue, a 10.0% increase in net revenue, and a 9.6% increase in earnings before interest expense, income taxes, depreciation, and amortization (EBITDA) compared to 2008. Our net income for 2009 was $55.9 million compared to $29.0 million in 2008. Diluted earnings per share for 2009 were $1.22 compared to $0.63 in 2008.

•
Growth through acquisition. In January 2009, we completed our largest acquisition to date with the addition of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford), which brought over 1,700 employees and 40 offices to our operations and strengthened our service capabilities in geotechnical engineering, air quality evaluation, and environmental and geoscientific assessment. In November 2009, we acquired Granary Associates, Inc. (Granary) with offices in Philadelphia, Pennsylvania, and New York, New York. The addition of this firm strengthened our expertise in project management, planning, architecture, and interior design, especially in the health care industry.

•
Strong balance sheet and liquidity. Our balance sheet remains solid, and in 2009, we generated strong cash flows from operations, which were used to reduce our long-term bank debt levels. At December 31, 2009, $163.4 million (2008 – $104.9 million) of our $300 million credit facility was available for future acquisitions, working capital needs, capital expenditures, and general corporate purposes.

Outlook

•
We believe that our overall outlook for 2010 is stable compared to the last half of 2009, with moderate growth beginning in the second half of 2010 in regions and practice areas where we are a top-tier service provider. The outlook for each practice area in 2010 ranges from stable to moderate growth for Buildings, Environment, Transportation, and Industrial and flat for Urban Land.

Risk

•
Various factors could cause our actual results to differ materially from those projected in our forward- looking statements and are described in the Risk Factors section of this report. Although the difficult economic environment of the past year appears to be slowly improving, related pressures, such as increased competition, margin compressions, and project delays, are not expected to subside immediately. These pressures and uncertainties related to economic recovery, volatility in the Canadian/US exchange rate, and government funding may impact our outlook for 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and the Caribbean, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. In 2009, we developed a new 10-year strategic plan for achieving our objective. From 2010 to 2020, we intend to continue to increase the depth and breadth of our services. We are confident that we can do so because we have built a solid foundation—made up of a robust business strategy, workforce, organizational structure, and systems—to take us into the future. We will remain focused on servicing the North American market while gradually increasing our geographic reach outside North America in markets that are best suited and receptive to our services as these services evolve and mature. Currently, international work accounts for 2% of our business. By 2020, we aim to generate up to 20% of our revenue from our international work, most likely by expanding to the United Kingdom, Europe, and Australia. We plan to grow organically by focusing on cross-selling our existing services to our biggest clients and to new national and global clients. Providing more services to our large clients will strengthen our integrated, “One Team” approach.

Our strategy for achieving our goals is based on mitigating risk by

•	Diversifying our operations through a focused, three-dimensional business model
•	Serving many clients on many projects
•	Taking on little or no construction risk
•	Positioning ourselves among the top-three service providers in our geographic regions and practice areas
•	Managing our assets and operating effectively

Our focused, three-dimensional business model allows us to manage risk while continuing to increase our revenue and earnings. The model is based on

•	Diversifying our operations across several geographic regions
•	Specializing in distinct but complementary practice areas
•	Providing services in all five phases of the infrastructure and facilities project life cycle (planning, design, construction, maintenance, and decommissioning)

Because of the diversity of our model, we are generally able to adapt to changes in market conditions, such as the current economic slowdown, by offsetting decreased demand for services in one practice area with increased demand for services in another practice area.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Through our “One Team” approach to our business and service delivery, we have one reportable GAAP segment—Consulting Services—which is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice areas that provide strategic direction, mentoring, and technical support to our operations across our geographic regions.

The following discussion outlines the three main components of our business model.

Geographic Diversification
Currently, we operate in four main geographic regions in North America—Canada East, Canada West, US East, and US West. We also have a small presence in the Caribbean and a project presence in several international locations. Our goal is to position ourselves among the top three service providers in each of our regions. Based on our services mix, this generally means achieving a market penetration of 100 employees or $10 million in revenue per 1 million in population. We realize this objective in our existing regions primarily by adding services through organic growth and strategic hiring supplemented by acquisitions. We achieve our target in new regions principally by acquiring and integrating firms that complement our organization supplemented by organic growth and strategic hiring.

Practice Area Specialization
Currently, we provide services in five specialized practice area groupings—Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain long-term client relationships. Our strategy for strengthening this element of our business model is to expand the depth of our expertise in our current practice areas and to selectively add complementary new practice areas to our operations.

Buildings. We provide architectural and engineering design and consulting services through two specialist practice areas—1) Architecture and 2) Buildings Engineering—to both private and public sector clients in a wide range of building types and market sectors across North America and internationally. Our primary focus is the design of health care, education, sports and recreation, airport, and retail and commercial buildings from preconception to postcompletion. Our core services include project and program definition, facilities planning, architectural design, interior design, and structural, mechanical, electrical, and acoustical engineering for both new construction and existing buildings. For existing buildings, we offer expertise in performance engineering, building operating systems (including analysis of exterior envelope, air quality, lighting, and energy efficiency), and ongoing tenant improvements. Over the past few years, our Buildings practice area has also established an industry-wide reputation for leadership in sustainable and integrated design.

In 2009, we expanded our Buildings practice area through the addition of Granary, a firm that provides project management, planning, architecture, and interior design services to the health care sector through offices in the United States. Going forward, our focus in 2010 and over the next five years will be to develop a significant presence for this practice area in the United States through acquisitions while growing organically in Canada. By 2020, we expect our Buildings practice to be among the top three design and consulting practices in North America.

Environment. We provide solutions for water supply and wastewater disposal for communities and industry, planning and permitting infrastructure projects, ecosystem restorations, and soil-structure interaction evaluations through four specialist practice areas: 1) Environmental Infrastructure, 2) Environmental Management, 3) Environmental Remediation, and 4) Geotechnical Engineering. Our core services in these areas include water supply, treatment, storage, and distribution; wastewater collection, pumping, treatment, and disposal; watershed management; environmental assessment, documentation, and permitting; ecosystem restoration planning and design; environmental site management and remediation; subsurface investigation and characterization; and geotechnical engineering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

In 2009, we expanded our Environment practice area through the addition of Jacques Whitford. This acquisition, our largest to date with 40 offices mainly located in Canada, enhanced our capabilities in environmental assessment, documentation and permitting; environmental site management and remediation; and geotechnical engineering.

In 2010 and over the next five years, we will focus on strengthening our Environment practice area by continuing to expand its profile and market share throughout North America, primarily in the water and energy sectors. By 2020, we expect to be a top-tier firm in the water sector in North America with a significant indigenous presence in western Europe and the South Asia/Pacific region. In the energy sector, we aim to be a leading global firm in the environmental review, permitting, and licensing markets and a top-tier provider of liability management services to leading energy firms worldwide.

Industrial. We provide consulting and design services to private, public, and government clients through five specialist practice areas: 1) Manufacturing, 2) Power, 3) Resources, 4) Bio/Pharmaceuticals, and 5) Program & Project Management. Our core offerings include planning, engineering, project management, and oversight in market sectors such as oil and gas, renewable energy, mining, linear infrastructure, power transmission and distribution, automotive, forest products, food and beverage, and general manufacturing. We also provide specialty services in strategic management and in the management of multibillion-dollar client programs. Our services span the life cycle of projects from inception to decommissioning.

In 2009, our Industrial practice area grew compared to 2008 as a result of the acquisition of McIntosh Engineering Holdings Corporation (McIntosh), which we completed in the latter half of 2008. In 2010, we will focus on building the practice area organically and through acquisitions in strategic sectors in the United States and Canada. Over the next five years, we expect to complete several acquisitions that complement our existing practice areas in order to become a top 10 service provider in Canada and to generate a portion of our Industrial revenues internationally. Our goal for 2020 is to develop several of our Industrial practices into top 10 service providers in North America and to earn up to 20% of our Industrial revenues internationally.

Transportation. We offer solutions for the safe and efficient movement of people and goods, primarily to public sector clients, through one practice area focusing on the transportation sector. Our core services include project management, planning, engineering, construction administration, and infrastructure management related to the transportation sector. We prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the safe and efficient upkeep of transportation facilities. Our broad range of expertise is illustrated by our ability to 1) provide specialized services such as state-of-the-art simulation modeling, 2) evaluate the effectiveness of alternative transportation demand and supply management techniques, 3) prepare investment grade revenue studies for funding transportation projects, 4) provide public consultation and environmental assessment skills to build broad public support for infrastructure plans, and 5) design and implement integrated infrastructure/asset management systems for all types of transportation infrastructure.

In 2009, the Transportation practice area grew compared to 2008 through strategic hiring in our existing geographic locations. Our focus for this practice in 2010 is to grow through acquisitions, particularly in the US Southeast, California, Texas, Ontario, and British Columbia, and to grow primarily organically in the transit sector. Over the next five years, we expect this practice area to move from a top 20 position to a top 10 position in North America. For 2020, our goal is to have a top five Transit practice, viable Aviation and Bridge practices, and a well-diversified Roadways practice that is capable of competing for the largest and most complex projects in most major urban areas across North America.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Urban Land. We provide planning, landscape architecture, surveying, engineering, and project management solutions, principally for the land development, real estate, and retail and commercial industries, through four specialist practice areas: 1) Commercial Program Development, 2) Planning & Landscape Architecture, 3) Urban Land Engineering, and 4) Surveys/Geomatics. Our core services include, or relate to, the development of conceptual and master plans, development approvals and entitlement, infrastructure design, transportation planning, traffic engineering, landscape architecture, construction review, and a wide variety of surveying and geomatics services to support the land development industry and other practice areas.

In 2009, we continued to diversify the services we provide for nonresidential development sectors and to adapt to changes in the North American housing market. Going forward, we are positioning ourselves to serve a rebounding housing market in North America in 2010 and beyond. Over the next five and 10 years, we also aim to be a North American leader in providing geospatial services (geographic information systems, scanning, survey geodetics, and remote sensing), multidisciplinary commercial program development services, and integrated planning and urban design services.

Life Cycle Solutions
The third element of our business model is the provision of professional services in all five phases of the project life cycle—planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners’ representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance phase, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

Going forward, our strategy is to continue to expand the scope of services we provide in the initial planning stages and during maintenance, allowing us to establish longer-term relationships with clients throughout the project life cycle. Our three-dimensional business model allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our business.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

Our performance depends on our ability to attract and retain qualified people; align our leadership activities with our financial and strategic goals; work with top clients; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be one of the principal providers of professional design and consulting services in our geographic regions.

People
Our most important performance driver is our people. Employees create the project solutions we deliver to clients. Consequently, to achieve our goal of becoming and remaining a top 10 global design firm, we must grow our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2009, our employee numbers increased to approximately 9,300 from 8,700 in 2008. As at December 31, 2009, our workforce was made up of about 5,100 professionals, 2,800 technical staff, and 1,400 support personnel.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

To attract and retain qualified staff, we offer opportunities to be part of “One Team” working on challenging multidiscipline projects with some of the most talented people in our industry. We are continually strengthening and supporting our people-oriented, “One Team” culture. In 2009, we completed a number of activities, including updating our Career Development Center to include more tools and assessment resources. The Career Development Center is the online source for all our learning, coaching and mentoring, and professional and career development resources. During the year, we continued to roll out the leadership development program we launched in 2008 to leaders throughout our regions, updated and enhanced the content and exams in our project management learning series, and enhanced our methods for measuring the impact of our training programs to better determine the return on our investment. We also invested in our staff by focusing on health and safety initiatives, including education and training in risk and hazard identification. We will continue to update and improve our learning, career development, and health and safety programs in response to our staff’s needs.

To measure our success in attracting and retaining staff, we use tools such as employee engagement surveys, ongoing requests for feedback, and exit interviews. The results of these performance metrics help us develop programs and initiatives for improving and maintaining staff engagement. We also track turnover rates for our staff through our business information system.

Our diversified portfolio approach to business, operating in different regions and practice areas, and our “One Team” philosophy, using and sharing the best available staff resources across the Company, generally enable us to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become better able to address these issues by using staff from other parts of the Company either through temporary relocation or work sharing. We are continually improving our ability to work on projects from multiple locations through standardized practices and systems, project collaboration, and Web-based technology.

Leadership
Our ability to align the activities of our senior managers with our short- and long-term financial and strategic goals is also an important driver for our success. To this end, in addition to fixed salaries, we provide, on a discretionary basis, short- and long-term compensation designed to reward our senior managers (including our chief financial and chief operating officers, regional operating unit leaders, and practice area unit leaders) for their individual and corporate contributions to meeting our objectives. The short-term compensation is an annual cash bonus. The total amount available in the annual employee bonus pool is calculated as a percentage of our annual net income, which we believe directly ties the interests of our bonus-eligible employees, including our senior managers, to our financial performance. In determining the awards each year, we balance the managers’ overall contributions to our profitability Company wide with the performance of their individual business unit, an approach that, in our view, creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs. As long-term compensation, we have an employee share option plan. Key staff may be given options to purchase shares, which further aligns their interests with those of our shareholders and encourages them to stay employed with us over the long term. In making the decision to award options to an individual, our chief executive officer (CEO) and Corporate Governance and Compensation Committee consider the individual’s ability to contribute to our long-term success, along with other factors.

Similarly, our CEO’s compensation package is governed by the terms of his employment agreement, includes a base salary; an annual bonus calculated as a percentage of our pretax, prebonus income; and a prescribed allotment of deferred share units. We require our CEO, senior vice presidents, chief operating officer (COO), and chief financial officer (CFO) to own a minimum number of shares, representing a specific percentage of their base salary, in the Company. We believe that deferred share units and minimum ownership requirements represent incentives for our CEO to achieve a minimum growth rate in our share price, thereby aligning his compensation with the interests of shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Since the results of our operations are dependent on the abilities and efforts of the members of our senior management team and other key personnel, our Corporate Governance and Compensation Committee and senior managers regularly review our succession planning measures for management. In 2009, we implemented our succession plan for key members of our leadership team, including the CEO, CFO, and COO, who all had years of experience with the Company and were promoted internally.

Clients
Another essential performance driver is our ability to attract and retain top clients. For us, the best clients are those with whom we have long-term relationships and for whom we provide multiple services and complete large and innovative projects. Currently, approximately 70% of our business comes through repeat clients, and our largest 10 clients account for approximately 10% of our revenue. Our goal is to expand the number of top clients we serve through an account management program designed to increase organic growth by building on relationships with existing clients.

Acquisition Opportunities and Integration
The North American market gives us many opportunities to build toward our goal of becoming and remaining a top 10 global design firm. We believe that such growth is necessary in order to enhance the depth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Our strategy for achieving our goal is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our dynamic Company. In 2009, we completed two acquisitions, including our largest to date. These additions strengthened our capabilities in our Buildings and Environment practice areas, increased our presence in Canada and the eastern United States, and expanded our ability to support the energy sector. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms, most of which are small. According to Engineering News-Record magazine, the largest 500 engineering and architecture companies headquartered in the United States—our principal competitors—generate approximately US$90 billion in annual fees, 20% of which they earn internationally. Currently, we have approximately a 2% share of this market.

The integration of acquired firms begins immediately following the acquisition closing date and generally takes between six months and two years to complete. It involves the implementation of our Company-wide information technology and financial management systems as well as provision of support services from our corporate and regional offices. This approach allows our new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption while taking advantage of our systems and expertise.

Our acquisition and integration program is managed by a dedicated acquisition team that supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems following an acquisition. This team is complemented and enhanced by other operational staff as appropriate. We measure our success in integrating acquired employees through a postintegration survey and use the survey results to address specific issues and improve future integration activities.

Financing
Our success also depends on our continuing ability to finance our growth plan. Adequate financing gives us the flexibility to acquire firms that are appropriate to our vision and complement our business model. Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 20.8%. To fund such growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes while at opportune times raising additional equity to replenish our cash reserves, pay down debt, or strengthen our balance sheet. To date, we have issued additional shares for these purposes on four occasions—in 1997, 2000, 2002, and 2005. Currently, we have a revolving credit facility, due on August 31, 2011, that provides us with a line of credit of $300 million, of which $163.4 million was available as at December 31, 2009, for future activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Market Penetration
Also key to our success is achieving a certain level of market penetration in the geographic areas we serve. Our target is to be among the top three service providers in each of our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract and retain the best employees in a region and is important for building or maintaining the critical mass of staff needed to generate consistent performance and to support regional company infrastructure.

RESULTS

Overall Performance

Highlights for 2009

(In millions of Canadian dollars, except per share amounts)	2009	2008	$ Change	% Change

Gross revenue	1,519.9	1,352.0	167.9	12.4%
Net income	55.9	29.0	26.9	92.8%
Earnings per share – basic	1.23	0.64	0.59	92.2%
Earnings per share – diluted	1.22	0.63	0.59	93.7%
EBITDA (note 1)	182.4	166.4	16.0	9.6%
Cash flows from operating activities	100.0	160.0	(60.0)	n/m
Cash flows used in investing activities	(103.2)	(127.7)	24.5	n/m
Cash flows from (used in) financing activities	(84.1)	53.8	(137.9)	n/m
n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes less net interest expense, amortization of intangible assets, and depreciation of property and equipment as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

The following highlights our major financial achievements and strategic activities in 2009, as well as other factors that contributed to our financial performance and overall financial condition:

•
Continued profitability and growth. In 2009, we achieved a 12.4% increase in gross revenue, a 10.0% increase in net revenue, and a 9.6% increase in EBITDA (the terms net revenue and EBITDA are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report) compared to 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

During the year, we conducted our annual goodwill impairment test. Due to fluctuations in the market and uncertainties arising from overall economic conditions, we recorded a $35.0 million impairment to goodwill. This impairment charge decreased our diluted earnings per share by $0.76. The goodwill charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or debt covenants and will not impact our future operations. Excluding the impact of this goodwill impairment, our financial results for the year reached record levels. Our net income would have been $90.9 million, and our diluted earnings per share would have been $1.98 for the year.

Including the impact of the goodwill impairment charge, our net income for 2009 was $55.9 million compared to $29.0 million in 2008 and $69.3 million in 2007. Our diluted earnings per share for 2009 were $1.22 compared to $0.63 in 2008 and $1.50 in 2007. Our net income increased year over year due to an increase in our gross margin percentages (the term gross margin is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report) from 55.7% to 56.3% and a $3.5 million increase in income from associated companies mainly due to the Jacques Whitford acquisition. This increase in net income was offset by a slight increase in our administrative and marketing expenses as a percentage of net revenue from 41.3% to 41.8% and a $3.9 million increase in interest expense.

•
Ability to adapt to challenging economic conditions. Our operating results were strong compared to 2008, demonstrating our ability to adapt our business model to changing market conditions throughout North America. However, continued weakness in the residential market contributed to decreased revenue in our Urban Land practice area in 2009 compared to 2008. This decrease was offset by an increase in revenue in our Environment, Industrial, and Transportation practice areas.

Despite the economic slowdown in North America, we believe that we are well positioned to maintain our business and take advantage of market opportunities in 2010 for a number of reasons:

•
The diversification of our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle as well as our mixture of private and public sector projects give us the flexibility to timely adapt to changing market conditions.

•
We have a strong leadership team that emphasizes a client-centered culture, asset management, and operational effectiveness. We continue to monitor our short-term backlog and match staff levels to the work available.

•	We have a dedicated team of employees who have shown commitment to excellence in project design and management, as well as in controlling costs and pursuing efficiency in our operations.

•	We have a strong balance sheet and continue to generate sufficient cash flows to meet our operating needs and fund future growth.

•	Growth through acquisitions. Acquisitions completed in 2008 and 2009 contributed $275.7 million to the change in our gross revenue from 2008 to 2009. We completed two acquisitions in 2009.

•
Strong balance sheet. Our balance sheet remains solid. In 2009, we generated sufficient cash flows to reduce our long-term bank debt levels. At December 31, 2009, $163.4 million (2008 – $104.9 million) of our $300 million credit facility was available for future acquisitions, working capital needs, capital expenditures, and general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

•
Leadership succession. During 2009, we seamlessly implemented our succession plan for several key leaders. Effective May 14, 2009, Robert (Bob) Gomes succeeded Tony Franceschini, who assumed a role on our board of directors, as the CEO of our Company. Bob graduated from the University of Alberta with a degree in civil engineering and has held various leadership roles in his over 20 years with Stantec, including those of vice president of Alberta North and senior vice president of the Industrial practice area. At the beginning of the year, Dan Lefaivre assumed the role of CFO. A certified management accountant, Dan joined Stantec in 1990 and has played an integral role in numerous acquisitions, conversion activities, financing activities, and the integration of business systems. In addition, during 2009, Paul Cellucci, David Emerson, and Bob Gomes were elected as new directors of our board as one board member retired in the year.

Effective January 1, 2010, Rich Allen, the senior vice president of our US East region, assumed the role of COO from Mark Jackson, who retired from Stantec at the end of 2009. Rich has bachelor and master’s degrees in civil engineering and received his juris doctor from the Franklin Pierce Law Center in 1985. Rich joined Stantec in 2006 with the acquisition of Dufresne-Henry, Inc., where he served as president and CEO.

Results Compared to 2009 Targets
In our 2008 Management’s Discussion and Analysis, we established various ranges of expected performance for 2009. The following table presents the results we achieved in 2009:

Measure	Expected Range	Results Achieved	Results before Goodwill Impairment
Gross margin as % of net revenue	Between 54 and 56%	56.3% ✓	56.3% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43.5%	41.8% ✓	41.8% ✓
Net income as % of net revenue	At or above 6%	4.5% Ï	7.3% ✓
Effective income tax rate	Between 29 and 31%	39.0% Ï	28.2% ✓
Return on equity (note 1)	At or above 14%	10.1% Ï	14.7% ✓
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.40 ✓	0.35 ✓
note 1: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt less cash and cash held in escrow, all divided by shareholders’ equity as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.
✓ Met or performed better than target
X Did not meet target

In 2009, we met our targets for all items except net income as a percentage of net revenue, effective income tax rate, and return on equity. Excluding the impact of the goodwill impairment charge, we met or performed better than all our targets. The goodwill impairment charge is explained in the Goodwill and Intangible Assets section below.

Acquisitions

Total consideration for acquisition activity was $144.8 million in 2009 and $122.9 million in 2008. In 2009, we completed the following acquisitions:

•
On January 2, 2009, we acquired the shares and businesses of Jacques Whitford, which added approximately 1,700 staff to our Company. The acquisition of this firm increased our presence in Canada and the eastern United States, enhanced our geotechnical engineering capabilities, and increased our ability to provide environmental assessments and permitting services, especially for the energy sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

•
On November 6, 2009, we acquired the assets of Granary, which brought approximately 100 staff to our Company. The acquisition of this firm added considerable depth to our service offerings in the health care sector. Granary provides project management, architecture, and interior design services.

In Q1 09, we completed the integration of SII Holdings, Inc. (Secor). Also during the year, we successfully integrated the systems of Jacques Whitford. We expect to integrate Granary’s systems by the end of Q1 10.

Selected Annual Information

We have demonstrated strong, sustainable financial growth in the last three years as highlighted in the trending of the annual information below:

(In millions of Canadian dollars, except per share and share amounts)	2009	2008	2007

Gross revenue (note 1)	1,519.9	1,352.0	954.6
Net income (note 2)	55.9	29.0	69.3
Earnings per share – basic (note 2)	1.23	0.64	1.52
Earnings per share – diluted (note 2)	1.22	0.63	1.50
Cash dividends declared per common share	Nil	Nil	Nil

Total assets	1,123.5	1,144.9	813.6
Total long-term debt	234.2	249.2	96.1
Outstanding common shares – as at December 31	45,716,820	45,448,123	45,698,143
Outstanding common shares – as at February 25, 2010	45,733,820
Outstanding share options – as at December 31	1,752,298	2,061,828	1,751,022
Outstanding share options – as at February 25, 2010	1,731,965
note 1: The term gross revenue is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this Management’s Discussion and Analysis.
note2: Net income, basic earnings per share, and diluted earnings per share would have been $90.9 million, $2.00, and $1.98, respectively, without the $35 million goodwill impairment charge in 2009, and $82.0 million, $1.80, and $1.78, respectively, without the $53 million goodwill impairment charge in 2008.

The two acquisitions completed in 2009, the five completed in 2008, and the 11 completed in 2007 contributed to our year-over-year growth in gross revenue, net income, and basic and diluted earnings per share.

Balance Sheet. Our total assets decreased by $21.3 million from 2008 to 2009. This decrease was primarily due to a decrease of $89.3 million in cash and cash equivalents and of $7.4 million in restricted cash. On December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. These decreases in cash were partially offset by a $17.2 million increase in accounts receivable and in costs and estimated earnings in excess of billings, a $22.0 million increase in goodwill, an $11.5 million increase in intangible assets, and a $13.0 million increase in other assets. Our goodwill, accounts receivable, costs and estimated earnings in excess of billings, intangible assets, and investments in associated companies increased primarily as a result of growth from acquisitions during 2009, offset by a $35.0 million goodwill impairment charge recorded in the third quarter. Other assets increased mainly because of an increase in investments held for self-insured liabilities. The carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets was negatively impacted by the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.95 at December 31, 2009.

Our total assets increased by $331.3 million from 2007 to 2008. This increase was primarily due to a $113.9 million increase in goodwill, a $61.1 million increase in accounts receivable and in costs and estimated earnings in excess of billings, a $27.0 million increase in property and equipment, and a $13.0 million increase in intangible assets. These items increased as a result of internal growth and growth from acquisitions during 2008. Our cash and cash equivalents increased by $89.8 million from 2007, mainly due to the cash we borrowed to facilitate the Jacques Whitford acquisition as explained above. The increase in goodwill would have been higher if not for a $53.0 million goodwill impairment charge recorded in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Our total liabilities decreased by $29.9 million from 2008 to 2009 primarily due to a $57.9 million decrease in our revolving credit facility from $192.5 million to $134.6 million at December 31, 2009. Accounts payable and accrued liabilities decreased by $22.2 million from 2008 to 2009 primarily due to the timing of payroll at year-end. In addition, taxes payable decreased by $9.9 million due to greater tax installments made in 2009 compared to 2008. These decreases were offset by a $35.9 million increase in other notes payable primarily due to the notes payable issued for the Jacques Whitford acquisition. Our total liabilities also decreased due to the strengthening of the Canadian dollar from December 31, 2008, as explained above.

Our total liabilities increased by $235.0 million from 2007 to 2008 primarily due to a $140.4 million increase in our revolving credit facility from $52.1 million to $192.5 million at December 31, 2008, to finance the acquisitions completed in 2008 and to facilitate the acquisition of Jacques Whitford on January 2, 2009. Our accounts payable and accrued liabilities also increased by $43.2 million from 2007 to 2008 due to internal growth and growth through acquisitions during 2008.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

						Percentage Increase
	Percentage of Net Revenue					(Decrease) without Goodwill
	with Goodwill Impairment					Impairment*
	2009	2008		2007		2009 vs. 2008	2008 vs. 2007

Gross revenue	122.3%	119.6%		114.9%		12.4%	41.6%
Net revenue	100.0%	100.0%		100.0%		10.0%	36.0%
Direct payroll costs	43.7%	44.3%		43.3%		8.5%	39.1%
Gross margin	56.3%	55.7%		56.7%		11.1%	33.7%
Administrative and marketing expenses	41.8%	41.3%		42.3%		11.3%	32.7%
Depreciation of property and equipment	2.0%	1.9%	**	1.9%	**	12.4%	40.6%	**
Amortization of intangible assets	1.6%	1.2%	**	0.9%	**	38.5%	95.9%	**
Impairment of goodwill and intangible assets	2.8%	5.2%		0.0%		n/m	n/m
Net interest expense	0.9%	0.7%		0.2%		52.0%	n/m
Share of income from associated companies	(0.3%)	0.0%		0.0%		n/m	(33.3%)
Foreign exchange (gains) losses	0.2%	(0.2%)		(0.3%)		n/m	(20.0%)
Other income	(0.1%)	(0.1%)		(0.2%)		(33.3%)	0.0%
Income before income taxes	7.4%	5.7%		11.9%		7.8%	18.6%
Income taxes	2.9%	3.1%		3.6%		0.8%	19.1%
Net income	4.5%	2.6%		8.3%		10.9%	18.3%
*	% increase (decrease) calculated based on the dollar change from the comparable period
**	Depreciation for certain software was reclassified from depreciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.
n/m = not meaningful

Our gross and net revenue grew at a lower rate during 2009 than during 2008. This was due to less acquisition growth in 2009 compared to 2008 and a decline in our internal growth as management reduced staff levels to match the work available in the year. Excluding the goodwill impairment charges of $35.0 million in 2009 and $53.0 million in 2008, our net income for 2009 grew 10.9%, closely in line with the 10% growth in our net revenue year over year. In 2009, the rate of growth in the amortization of intangible assets and net interest expense were notably higher than the rate of growth in net revenue as further explained in their respective sections of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Gross and Net Revenue
The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for 2009 compared to 2008 and for 2008 compared to 2007. For definitions of gross and net revenue, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this discussion and analysis. Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and thereafter as internal growth.

Gross Revenue
(In millions of Canadian dollars)	2009 vs. 2008	2008 vs. 2007

Increase (decrease) due to:
Acquisition growth	275.7	404.1
Internal growth	(154.5)	(4.4)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	46.7	(2.3)

Total net increase in gross revenue	167.9	397.4

Net Revenue
(In millions of Canadian dollars)	2009 vs. 2008	2008 vs. 2007

Increase (decrease) due to:
Acquisition growth	203.7	302.8
Internal growth	(131.0)	(0.5)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	40.1	(3.1)

Total net increase in net revenue	112.8	299.2

Gross revenue earned in Canada during 2009 increased to $861.9 million from $649.5 million in 2008 and $539.3 million in 2007. Gross revenue generated in the United States in 2009 decreased to $631.1 million compared to $677.5 million in 2008 and $405.2 million in 2007. Gross revenue earned outside Canada and the United States in 2009 was $26.9 million compared to $25.0 million in 2008 and $10.1 million in 2007. Revenues in both our US- and Canadian-based operations were positively impacted by the acquisitions completed in 2009 and 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The following table summarizes our gross revenue by practice area for 2009, 2008, and 2007:

Practice Area		% of			% of			% of
Gross Revenue		Consulting			Consulting			Consulting
		Services	% Change		Services	% Change		Services
(In millions of Canadian dollars,		Gross	2009vs.		Gross	2008vs.		Gross
except %)	2009	Revenue	2008	2008	Revenue	2007	2007	Revenue

Buildings	281.4	18.5%	(0.4%)	282.5	20.9%	33.4%	211.8	22.2%
Environment	642.4	42.3%	64.7%	390.0	28.9%	121.7%	175.9	18.4%
Industrial	245.3	16.1%	1.7%	241.2	17.8%	73.5%	139.0	14.6%
Transportation	182.0	12.0%	5.6%	172.3	12.7%	20.4%	143.1	15.0%
Urban Land	168.8	11.1%	(36.5%)	266.0	19.7%	(6.6%)	284.8	29.8%

Total Consulting Services	1,519.9	100.0%	12.4%	1,352.0	100.0%	41.6%	954.6	100.0%

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Practice Area Gross Revenue		2009 Compared to 2008
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	(1.1)	5.0	(11.2)	5.1
Environment	252.4	241.2	(4.9)	16.1
Industrial	4.1	25.3	(25.6)	4.4
Transportation	9.7	-	1.2	8.5
Urban Land	(97.2)	4.2	(114.0)	12.6

Total	167.9	275.7	(154.5)	46.7

		2008 Compared to 2007
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	70.7	36.8	33.0	0.9
Environment	214.1	209.5	5.7	(1.1)
Industrial	102.2	97.0	4.6	0.6
Transportation	29.2	21.3	7.2	0.7
Urban Land	(18.8)	39.5	(54.9)	(3.4)

Total	397.4	404.1	(4.4)	(2.3)

The following summarizes the acquisitions completed in 2009 and 2008 that affected the acquisition growth of each of our practice areas during the year:

•	Buildings: Granary Associates, Inc. (October 2009)
•	Environment: SII Holdings, Inc. (February 2008) and Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (January 2009)
•	Industrial: McIntosh Engineering Holdings Corporation (July 2008)
•	Urban Land: RHL Design Group, Inc. (March 2008)

All our practice areas generate a portion of their gross revenue in the United States. The average exchange rate for the Canadian dollar relative to the US dollar decreased by approximately 6.4% from 2008 to 2009 (US$0.94 to US$0.88) and increased by 1.1% from 2007 to 2008 (US$0.93 to US$0.94). The weakening of the average rate for the Canadian dollar against the US dollar in 2009 compared to 2008 had a positive impact on the change in gross revenue by practice area year over year. The strengthening of the average rate for the Canadian dollar against the US dollar in 2008 compared to 2007 had a negative impact on the change in gross revenue by practice area year over year.

2009 versus 2008
Buildings. Gross revenue for the Buildings practice area declined by 0.4% from 2008 to 2009. Of the $1.1 million decrease in gross revenue in 2009, $11.2 million was due to a decline in revenue from internal growth, offset by a $5.0 million increase in revenue due to acquisitions and a $5.1 million foreign exchange impact. The decline in revenue from internal growth resulted from a decrease in the use of subconsultants and other direct costs compared to 2008 due to the nature of projects worked on during the year. Despite the challenging economic climate, the practice area remained relatively stable in 2009 because of its geographic and sector diversification. We continued to secure significant projects in our principle focus areas of health care and education and to seek opportunities in the public-private partnership (P3) market. For example, during the year, we were selected by a P3 client as the preferred proponent for a redevelopment project at the Centre for Addiction and Mental Health in Toronto, Ontario. Our responsibilities included full integrated design services—architecture; mechanical, electrical, structural, and civil engineering; sustainable design consulting; and transportation engineering. We were also chosen to serve as a technical advisor for the redevelopment of the King Edward VII Memorial Hospital in Hamilton, Bermuda. The redevelopment plans include a patient tower, ambulatory care center, and new central utility plant. The design, construction, financing, and maintenance of the facility will be delivered through a P3 client. Another notable health care project was the design of a new veterans’ outpatient mental health and research facility at the Puget Sound Medical Center in Seattle, Washington, for the U.S. Department of Veterans Affairs. We were also contracted by the University of the Fraser Valley to provide integrated services in architecture, landscape architecture, interior design, and structural, mechanical, electrical, and civil engineering for the first phase of the relocation of its Chilliwack campus to a 35-hectare (86–acre) site. During 2009, the Buildings practice area continued to develop its expertise in the commercial interior and retail sector and is well positioned to take on any potential increased activity in this sector. For example, the practice area is providing architecture and engineering-related services on a variety of Alberta Treasury Branch corporate administration space renovations and branch expansions.

We believe that the outlook for the Buildings practice area remains stable for 2010 with moderate growth expected in the second half of the year. Going forward, we will continue to focus on our key areas of competency, in particular health care and education. Our priority for growth is the US market, where we aim to leverage our successes in health care and with public clients, especially with the acquisition of Granary in Q4 09. In Canada, we expect a softening in the West, especially in British Columbia, once project activity associated with the 2010 Winter Olympics decreases. We expect this decline to be offset by opportunities we may secure in 2010 resulting from our strength in P3 markets and from the establishment of top-tier architecture and buildings engineering practices in Canada.

Environment. Gross revenue for the Environment practice area grew by 64.7% from 2008 to 2009. Of the $252.4 million increase in gross revenue in 2009, $241.2 million was due to acquisitions, and $16.1 million was due to the impact of foreign exchange, offset by a $4.9 million decline in revenue from internal growth. The practice area performed well during a challenging year. With the addition of Jacques Whitford, it increased its geographic footprint and competitive profile, which enabled it to pursue and win larger, multiyear, and higher-profile projects. For example, we were awarded several multiyear indefinite delivery/indefinite quantity contracts with the U.S. Army Corps of Engineers to conduct multidiscipline engineering inspections of levees as part of its Levee Safety Program. Because our environmental expertise is often required at the front end of energy-related projects that operate on a long-term planning cycle, much of the Environment practice area’s work for energy sector clients is not directly affected by short-term fluctuations in oil and gas prices. During the year, we secured work from a joint venture between TransCanada Pipelines and Exxon Mobil Corporation to provide environmental management and regulatory support services for the Alaska Pipeline Project. We were also awarded a global, multiyear, preferred supplier contract to provide environmental assessment and remediation services to Chevron at sites throughout North America, South America, the Asia Pacific region, the Middle East, and Russia. Our environmental management and remediation business, particularly with wind power clients, improved at the end of the year as clients began to access more readily available project funding. We also continued to win larger projects in the water and wastewater markets. For example, during the year, the Massachusetts Water Resources Authority, one of the largest water and wastewater utilities in the United States, chose our Company to design the rehabilitation of the West Roxbury Tunnel in Boston, Massachusetts. We will be examining the conditions of the tunnel and exploring the viability of several rehabilitation and realignment options. We were also chosen to assist several large US power producers in evaluating their coal by-product disposal processes and facilities and were commissioned by the Tennessee Valley Authority to perform facility assessments of the industrial treatment ponds at its 11 fossil power plants in Tennessee, Kentucky, and Alabama.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

We believe that the outlook for the Environment practice area will range from stable to a moderate decline in the first two quarters of 2010, supported by stronger growth in the second half of the year. The practice area’s expanded footprint in 2009 placed it in a top 10 category among world environmental service providers, and we expect that our enhanced size, presence, and reputation in the environment market will continue to increase our share of larger, long-term projects with national and international scope in 2010.

Industrial. Gross revenue for the Industrial practice area grew by 1.7% from 2008 to 2009. Of the $4.1 million increase in gross revenue in 2009, $25.3 million was due to acquisitions, and $4.4 million was due to the impact of foreign exchange, offset by a $25.6 million decline in revenue from internal growth. The economic slowdown, as well as the cancellation or placement on hold of some projects, impacted the practice area’s backlog. In response to these market conditions, staff levels were reduced in 2009. Despite our exposure to difficult market conditions in 2009, our Industrial practice area performed well. For example, although there was a severe decline in the mining industry during the year, we continued to secure work on significant mining projects. We secured a project with Vale Inco to perform mining studies and provide related engineering services on a number of underground mining projects, including the Totten and Kelly Lake projects in Ontario and the Voisey’s Bay project in Labrador. During the year, we positioned ourselves to pursue projects in the potash industry and in the mining of non-commodities such as gold and diamonds to counteract reduced opportunities resulting from lower oil and mineral prices. As a result, we were selected to provide specialty services for a number of Potash Corporation of Saskatchewan underground projects and operations, including the Allan, Rocanville, and Lanigan mines in Saskatchewan and the Picadilly mine in New Brunswick. We also continued to provide services for the development of facilities and infrastructure in support of major projects in western Canada as well as program and project management services. For example, we were selected to provide program management and technical support services for the multibillion-dollar Capital Regional District—Core Area Wastewater Treatment Program in Victoria, British Columbia. The practice area continues to strengthen its reputation in the areas of clean coal and carbon capture, power transmission and distribution, and renewable energy, such as wind power. During the year, we secured a project to provide civil, structural, and electrical engineering services for the development of a new 115-megawatt wind farm in southern Alberta.

We believe that the outlook for our Industrial practice area will remain stable for the first half of 2010 with moderate growth in the second half of the year. With commodity prices improving in late 2009, we expect increased activity in the mining, power, and resource sectors. Because of our capabilities in renewable energy, we will continue to monitor any market opportunities in carbon mitigation and sustainable energy development. We believe that the practice area has sufficient breadth and diversity and the recognized expertise to take advantage of opportunities that arise in the marketplace and is well positioned to meet its objectives in 2010.

Transportation. Gross revenue for the Transportation practice area grew by 5.6% from 2008 to 2009. Of the $9.7 million increase in gross revenue in 2009, $1.2 million was due to internal growth, and $8.5 million was due to the impact of foreign exchange. During 2009, the Transportation practice area demonstrated its ability to expand its expertise and capabilities by securing projects in rail, transit, and intelligent transportation systems design. For example, the Los Angeles County Metropolitan Transportation Authority (Metro) selected our Transportation group to provide construction management support services for its major capital projects. This contract, which has the potential to extend for seven years, includes the Metro Orange Line Extension project and a high-occupancy vehicle network expansion project in central Los Angeles, California. This is the largest contract that our Transportation practice area has secured to date in California. Our geographic expansion to Southern California has also enabled us to be part of a team selected to provide on-call project management, construction management, and staff assistance services to the Southern California Regional Rail Authority in Los Angeles in support of a wide variety of new capital construction and rehabilitation projects for its Metrolink commuter rail system. We were also awarded a contract with the U.S. Department of Transportation Federal Transit Administration to provide project management oversight services. This five-year agreement involves overseeing and reviewing work completed by transportation and transit agencies across the United States and demonstrates our growing presence and increased profile in the US transit market.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

During the year, the Transportation practice area also continued to work on a stable stream of projects in Canada. For example, we are providing preliminary and detailed design services for the development of the Cumberland Transitway in Ottawa, Ontario. This project includes drainage design, stormwater management, underground services, and illumination design for an extension to North America’s most comprehensive bus rapid transit system. We also obtained a contract to complete the detailed design, contract administration, and inspection of various local roadways in the Elmira, Ontario, area.

We believe that the outlook for the Transportation practice area is to achieve modest internal growth in 2010. Although the US and Canadian stimulus packages may not create new opportunities for 2010, they appear to have prevented the deferral of some projects and have accelerated some previously deferred construction-ready projects. Overall, we expect our rail and transit groups to experience increased activity in 2010. However, decreasing tax revenues, state and provincial deficits, and continued uncertainty in the United States about the replacement of the Safe, Accountable, Flexible, Efficient, Transportation Equity Act—A Legacy for Users (SAFETEA-LU) may cause delays in many planned transportation projects moving forward.

Urban Land. Gross revenue for the Urban Land practice area declined by 36.5% from 2008 to 2009. Of the $97.2 million decrease in gross revenue in 2009, $114.0 million was due to a decline in revenue from internal growth, offset by a $12.6 million foreign exchange impact and a $4.2 million increase in revenue due to acquisitions. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 66% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada.

Revenue for the Urban Land practice area was primarily impacted by a decline in housing starts in the United States and Canada compared to 2008 and to a lesser extent by a decline in commercial rollout programs. Single-family housing starts in the United States reached their lowest levels during the first quarter of 2009 and showed signs of recovery at the end of the year. Single-family housing starts in Canada bottomed out in the second quarter of 2009 and improved in the second half of the year. In response to these market conditions in 2009, our Urban Land group continued to decrease and match its staff levels to the work available. As well, it continued to share work between Canadian and US groups, to pursue non-residential projects, and to work on projects being undertaken by other practice areas to counteract the reduced opportunities resulting from low housing starts. For example, we secured a project to provide consulting services for the development of a new college athletic field complex at the University of Guelph in Guelph, Ontario. This project demonstrates the strength of our multidisciplinary team approach by combining the global expertise of our Sport group in Boston, Massachusetts, with the local strength of the Landscape Architecture group in Kitchener, Ontario. The practice area also secured several public sector projects during the year. For example, we were awarded a five-year contract with fees of up to $30.0 million from the US federal government to provide three-dimensional laser scanning services to the U.S. General Services Administration, the government body that oversees the construction and management of federal buildings throughout the United States. We were also awarded a project to complete an aesthetic design study for a 26-kilometre (16-mile) section of Highway 416 for the Ontario Ministry of Transportation in Ottawa, Ontario. This project involves the expertise of various discipline groups from Canada and the United States.

Due to the forecasted stabilization of the residential sectors in the United States and Canada, we believe that the outlook for our Urban Land practice area in 2010 is stable. In 2010, we expect to continue to diversify our client base, build and leverage our reputation with the public sector, and focus on building relationships with larger clients who require more complex services as well as our multidisciplinary team approach.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

2008 versus 2007
Buildings. Gross revenue for the Buildings practice area grew by 33.4% from 2007 to 2008. Of the $70.7 million increase in gross revenue in 2008, $36.8 million was due to acquisitions, and $33.0 million was due to internal growth and a $0.9 million foreign exchange impact. Historically, 2008 was the strongest year for the Buildings practice area. We continued to secure major projects by developing our expertise and establishing a top-tier presence in three main sectors: health care, airports, and education. For example, in 2008, we were awarded assignments to provide integrated architecture and engineering services for the development of a series of subacute care hospitals at state correctional facilities in California; design services for a terminal expansion at the Edmonton International Airport in Edmonton, Alberta; and architecture services for the expansion of campus facilities at the Northern Alberta Institute of Technology also in Edmonton. In addition, we were awarded an initial contract to secure all the city and regulatory approvals and begin the early preliminary design for a new building on the Toronto Western Hospital campus in Toronto, Ontario, an assignment that brought together our expertise in architecture, urban planning, clinical planning, and sustainable design. The Buildings practice area also demonstrated its strength in both the public and private sectors and increasingly in the P3 market. In 2008, we secured a project to provide multidisciplinary services for the Kelowna and Vernon Hospitals P3 project, which is currently the largest single investment in the health care system in the BC Interior on record. We provided several aspects of the project, including architectural design; mechanical, electrical, structural, and civil engineering; and Leadership in Energy and Environmental Design (LEED) consulting services.

Environment. Gross revenue for the Environment practice area grew by 121.7% from 2007 to 2008. Of the $214.1 million increase in gross revenue in 2008, $209.5 million was due to acquisitions, and $5.7 million was due to internal growth, offset by a $1.1 million foreign exchange impact. Our increased geographical footprint and top-tier presence in more markets enabled the Environment practice area to take on larger, longer-term projects. Acquisitions made in Q3 07 and Q1 08 broadened the practice area’s service capabilities to include new and expanded service areas in geotechnical engineering, environmental management, and environmental remediation. During 2008, we obtained a contract to provide geotechnical engineering services for the U.S. Army Corps of Engineers, Tulsa District, including establishing an on-site soils and materials testing laboratory at Canton Dam in Oklahoma. We also secured an assignment to provide environmental screening, heritage resource reviews, and permitting services for a proposed Tristar oil well field and associated access road and pipeline development activities in southeastern Saskatchewan. In addition, we worked on projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems. For example, in 2008, we were awarded an assignment to design odor control upgrades and improve the process performance at the Humber Wastewater Treatment Plant in Toronto, Ontario. As well, we were selected to design one of the world’s largest ultraviolet drinking water disinfection systems for the San Francisco Public Utilities Commission in California. In 2008, the Environment practice area made efforts to improve its operating effectiveness in the US East through better client selection, project management, sales efficiency, and staff level management in relation to existing backlog.

Industrial. Gross revenue for the Industrial practice area grew by 73.5% from 2007 to 2008. Of the $102.2 million increase in gross revenue in 2007, $97.0 million was due to acquisitions, and $4.6 million was due to internal growth and a $0.6 million foreign exchange impact. The practice area’s internal growth was primarily due to projects secured in Canada, especially during the period of high oil and commodity prices. However, the decline in these prices in the fourth quarter caused certain projects to be canceled or delayed. In 2008, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta and to secure projects with repeat clients. For example, we increased our work with Enbridge, a leader in energy transportation and distribution. We also secured another contract with the South Coast British Columbia Transportation Authority to provide the preliminary and detailed design and construction supervision services for a multiuse, campus-style project, including a heavy bus maintenance facility, training center, and educational building, at the British Columbia Institute of Technology.

Our integrated capabilities enabled us to undertake larger, multiphase, and multidisciplinary projects in the industrial market in 2008. For example, the Industrial practice area joined efforts with other Stantec disciplines to procure a project to design laboratory facilities at Pennsylvania State University and Binghamton University in New York. Our program and project management expertise continues to grow due to clients’ need and demand for dedicated project managers. For example, we secured an assignment to provide project control services to the Toronto Transit Commission for an extension of the Spadina subway in Toronto, Ontario. In 2008, the Industrial practice area began integrating over 200 staff from McIntosh. The acquisition of McIntosh has enabled us to offer a complete, integrated package of environmental, scientific, engineering, and project management services to global mining clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Transportation. Gross revenue for the Transportation practice area grew by 20.4% from 2007 to 2008. Of the $29.2 million increase in gross revenue in 2008, $21.3 million was due to acquisitions, and $7.2 million was due to internal growth and a $0.7 million foreign exchange impact. In 2008, the practice area demonstrated its ability to adapt to the evolving transportation market as well as its diverse capabilities by securing a project to develop a 5-mile (8-kilometre)-long streetcar system connecting the University of Arizona to the central business district in Tucson, Arizona. Although the private sector softened in the second half of 2008, the practice area’s expertise and reputation continued to foster strong client relationships, which translated into receiving several long-term projects with repeat clients. For example, in 2008, we secured an assignment to perform biennial and interim bridge inspections of approximately 500 bridges in New York, New York, as well as contracts to provide design and construction management services for the North Highway Connector project for the City of Red Deer, Alberta, and to complete the final design of roadway improvements along 1.5 miles (2.4 kilometres) of Route 46 and Route 3 in New Jersey.

Urban Land. Gross revenue for the Urban Land practice area declined by 6.6% from 2007 to 2008. Of the $18.8 million decrease in gross revenue in 2008, $54.9 million was due to a decline in revenue from internal growth and a $3.4 million foreign exchange impact, offset by a $39.5 million increase in revenue due to acquisitions. The acquisition of RHL in Q1 08 added commercial program development services to this practice area, primarily in the western United States. Revenue for the Urban Land practice area was impacted by a decline in housing starts in various parts of the United States, particularly California, and, to a lesser degree, in Canada. Single-family housing starts in the United States declined significantly in 2008. In response to these market conditions, our Urban Land group in the United States reduced its staff levels in 2008 to match the work available. The practice area continued to pursue opportunities to apply services and new technologies in markets that are not dependent on housing, such as services for municipal, energy, and utilities projects. For example, we offered expanded services using light detection and ranging (LIDAR) scanning—an optical remote sensing technology that measures properties of scattered light to find the range and/or other information about a distant target. In 2008, we completed the LIDAR scanning of a crane that collapsed over a high-rise construction site in New York City. We also provided professional surveying services for the development of over 200 new gas lines in the Fort Worth, Texas, area from one of the largest natural gas reserves in North America. In 2008, the Urban Land practice area continued to expand its services into the public sector. For example, we secured assignments to provide services for improving streetscapes in the historic district of downtown Newark, New Jersey. The practice area also continued to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects and to cross-sell services to other practice areas. In 2008, the practice area secured a project involving several Stantec disciplines and regional offices in designing a major waterfront park in Kelowna, British Columbia.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. Gross margin increased to 56.3% in 2009 from 55.7% in 2008 and decreased to 55.7% in 2008 from 56.7% in 2007. Our gross margin for 2009 was slightly higher than the anticipated range of 54 to 56% set out in our 2008 Financial Review. The increase in our gross margin percentage from 2008 to 2009 was due to an increase in the gross margins for the Environment, Industrial, and Transportation practice areas, partially offset by a decrease in the gross margins for the Buildings and Urban Land practice areas as further explained below.

The decrease in our gross margin percentage from 2007 to 2008 was due to a decline in the gross margins for the Environment, Transportation, and Urban Land practice areas due to the type of projects in progress during the year, the impact of integration activities, and competition. As well, in 2008, the Environment and Industrial practice areas grew at a greater rate than the other practice areas. This growth impacted our overall gross margin since the gross margins on environmental remediation and industrial projects are generally lower than the gross margins on projects in other practice areas.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The following table summarizes our gross margin percentages by practice area for 2009, 2008, and 2007:

Practice Area Gross Margin	2009	2008	2007

Buildings	58.1%	58.5%	57.7%
Environment	57.7%	55.9%	58.4%
Industrial	51.8%	51.6%	51.2%
Transportation	53.7%	53.5%	53.8%
Urban Land	57.2%	57.6%	58.5%

Our gross margin percentages in 2009 were similar to 2008 in our Buildings, Industrial, Transportation, and Urban Land practice areas. In general, fluctuations in the gross margin reported from year to year depend on the mix of projects in progress during any year and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In the Environment practice area, gross margin increased due to improved project execution and the nature of the projects assumed from Jacques Whitford, including more up-front planning and environmental assessment work. Because of its growth, this practice area was also able to secure larger projects, which, due to their nature, present greater opportunities to produce higher margins.

Administrative and Marketing Expenses
Our administrative and marketing expenses increased by $52.9 million from 2008 to 2009. As a percentage of net revenue, our administrative and marketing expenses were 41.8% in 2009 compared to 41.3% in 2008, falling within our expected range of 41 to 43.5%. Administrative and marketing expenses may fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by business development and integration activities. In 2009, we incurred one-time costs such as severance payments and other costs associated with the downsizing of our operations. Without these one-time costs, our administrative and marketing expenses as a percentage of net revenue would be at the low end of our targeted range for the year, which demonstrates our focus on efficiency and cost management in difficult economic times.

Our administrative and marketing expenses increased by $114.8 million from 2007 to 2008. As a percentage of net revenue, our administrative and marketing expenses were 41.3% in 2008 compared to 42.3% in 2007, slightly below our expected range of 41.5 to 43.5%. Administrative and marketing expenses as a percentage of net revenue declined from 2007 to 2008 due to the mix of projects during the year, the decrease in integration activities in 2008 compared to 2007, and staff focus on more effectively managing our costs.

Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue was 2.0% in 2009, 1.9% in 2008, and 1.9% in 2007. The $2.7 million increase in depreciation from 2008 to 2009 and the $6.4 million increase in depreciation from 2007 to 2008 were primarily due to the addition of property and equipment from acquisitions made in the year corresponding with our Company’s growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

With the adoption of Section 3064, “Goodwill and Intangible Assets,” of the Canadian Institute of Chartered Accountants (CICA) Handbook, we retrospectively reclassified $3.6 million of the depreciation on certain software for both 2008 and 2007 from “Depreciation of Property and Equipment” to “Amortization of Intangible Assets.”

Goodwill
We conduct an annual goodwill impairment test on July 1 of each fiscal year. Our goodwill is allocated to our reporting units. In 2008 and Q1 09, our reporting units were defined as Canada, US West, and US East. Effective Q2 09, our reporting units are defined as Canada West, Canada East, US West, and US East. These units are determined based on the way we organize the Company for making operating decisions and assessing performance. We do not monitor or allocate goodwill to practice areas.

Goodwill impairment testing is a two-step process. In the first step, we compare the fair value of our reporting units to their carrying value. We estimate the fair value using a methodology that considers market information and projections of our discounted after-tax cash flows, which is known as the income approach. For our 2009 impairment test, we discounted our reporting units’ cash flows using discount rates ranging from 10.5% to 12.0% (2008 – 10.0% to 12.0%). If the carrying value of the reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. Following step one of our 2009 test, we concluded that the carrying value of our Canada West, Canada East, and US East reporting units was less than their fair value and was therefore not impaired. However, we concluded that the carrying value of our US West reporting unit was potentially impaired and therefore performed step two of the impairment test for that reporting unit.

In step two of the testing process, we compare the estimated fair value of the goodwill of our reporting units to their respective carrying value. We calculate the estimated fair value of the goodwill in the same manner as if the reporting unit were being acquired in a business combination, considering factors including the cash flows and fair values of the net tangible and intangible assets. If the estimated fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference.

As further discussed in note 4 of our 2009 audited consolidated financial statements, step two of our 2009 impairment test determined that our US West reporting unit’s goodwill was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions in 2009 primarily relating to our Urban Land practice area, which now comprises approximately 19% of the reporting unit’s gross revenue year to date as compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice area. The $35.0 million impairment charge was allocated to our US West reporting unit and reflected as a non-cash charge to income. Goodwill impairment charges are non-cash in nature and do not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on our future operations.

As further discussed in note 4 to our 2008 audited consolidated financial statements, due to fluctuations in the market and uncertainties arising from overall economic conditions in 2008, our annual impairment review resulted in a goodwill impairment charge of $53.0 million during the third quarter of 2008. This charge was allocated to our US West and US East reporting units and reflected as a non-cash charge to income. For a more detailed explanation of the methodology used in testing goodwill, refer to the Critical Accounting Estimates section under the Critical Accounting Estimates, Developments, and Measurements heading below.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally one to three years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Backlog is a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section below. As at December 31, 2009, $5.7 million of the $64.2 million in intangible assets related to backlog. Also included in intangible assets are purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over estimated useful lives ranging from 3 to 7 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The following table summarizes the amortization of identifiable intangible assets:

Intangibles
(In thousands of Canadian dollars)	2009	2008		2007

Amortization of client relationships	5,043	4,193		2,384
Amortization of backlog	8,074	6,211		974
Software	5,343	3,585	*	3,580	*
Other	1,360	275		344

Total amortization of intangible assets	19,820	14,264		7,282
*	Prior years are restated due to the adoption of CICA Handbook Section 3064. See the discussion in the Critical Accounting Estimates, Developments, and Measures section below.

The $5.6 million increase between 2008 and 2009 was mainly due to the amortization of the backlog balances of Jacques Whitford, Secor, McIntosh, and RHL Design Group Inc. During 2009, $27.3 million in intangible assets was acquired mainly from the Jacques Whitford and Granary acquisitions and from the finalization of the valuation of intangibles acquired from the McIntosh and RHL Design Group Inc. acquisitions completed in 2008.

The $7.0 million increase between 2007 and 2008 was primarily due to the amortization of the backlog balances of Vollmer Associates LLP, the Neill and Gunter companies, Secor, and McIntosh.

Due to the adoption of Section 3064, “Goodwill and Intangible Assets,” of the CICA Handbook, we retrospectively reclassified $3.6 million of the depreciation on certain software for both 2008 and 2007 from “Depreciation of Property and Equipment” to “Amortization of Intangible Assets.”

In accordance with our accounting policies, we test intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value exceeds the fair value. As part of the impairment test, we update our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this review, we concluded that there was no impairment to intangible assets. For further discussion of the methodology used in testing long-lived assets and intangibles for impairment, refer to the Critical Accounting Estimates section under the Critical Accounting Estimates, Developments, and Measurements heading below.

During the third quarter of 2008, based on the results of our annual impairment test, we concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in regards to client relationships acquired in The Keith Companies, Inc. acquisition in 2005. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Net Interest Expense
The $3.9 million increase in net interest expense in 2009 compared to 2008 was a result of having more long-term debt throughout the first three quarters of 2009 compared to 2008, offset by lower interest rates over the same period. At December 31, 2009, $134.6 million was outstanding on our credit facility versus $192.5 million outstanding at December 31, 2008. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary among Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using third-party market conditions and forecasts at December 31, 2009, was a loss of $1.5 million, net of tax. Because we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the year, we recorded the $1.5 million loss in fair value since the hedge’s inception in accumulated other comprehensive income. At December 31, 2009, $105.1 million of our bank loan was payable in US funds (US$100.0 million), and $29.5 million was payable in Canadian funds.

Taking the effect of the interest rate swap into consideration, our average interest rate was 3.42% at December 31, 2009, compared to 3.36% at December 31, 2008. We estimate that, based on our loan balance at December 31, 2009, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $106,000 for the year and decrease our basic earnings per share by less than $0.01 for the year. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

The $5.9 million increase in net interest expense in 2008 compared to 2007 was a result of having more long-term debt throughout 2008 compared to 2007, offset by lower interest rates over the same period. Throughout 2008, our long-term debt position exceeded our 2007 position since we accessed our revolving credit facility to finance acquisitions. At December 31, 2008, $192.5 million was outstanding on our credit facility versus $52.1 million outstanding at December 31, 2007. Our average interest rate was 3.36% at December 31, 2008, compared to 5.51% at December 31, 2007.

Foreign Exchange Gains/Losses
We reported a foreign exchange loss of $2.3 million in 2009 compared to a $2.0 million gain in 2008 and a $2.5 million gain in 2007. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss in 2009 and gain in 2008 were due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

At December 31, 2009, we had entered into foreign currency forward contracts that provided for the purchase of US$75.0 million at rates between 1.05310 and 1.05485 per US dollar maturing in January 2010. The fair value of these contracts, estimated using third-party market indicators and forecasts at December 31, 2009, resulted in an unrealized loss of $270,000. These forward contracts are categorized as held for trade; therefore, the unrealized loss was recorded in income as a component of foreign exchange.

During 2009, we also recorded a $57.2 million foreign exchange loss in our currency translation adjustments in other comprehensive income compared to a $76.9 million gain in 2008 and a $45.7 million loss in 2007. These unrealized gains and losses arose when translating the operations of our US-based subsidiaries. We do not hedge for this foreign exchange translation risk. The loss recorded during 2009 was due to the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.95 at December 31, 2009, and the gain recorded in 2008 was due to the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to US$0.82 at December 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Income Taxes
Our effective income tax rate for 2009 and 2008 would have been 28.2% and 30.2%, respectively, compared to 30.1% in 2007 without the impact of the goodwill impairment charge of $35.0 million recorded in 2009 and of $53.0 million recorded in 2008. The 28.2% effective rate for 2009 was below the expected range of 29 to 31% set out in our 2008 Financial Review and the 30.2% effective rate for 2008 due to the following factors:

•	Additional income earned in our lower tax rate jurisdictions
•	An increase in income from associated companies, which we receive on an after-tax basis
•	A reduction in the statutory tax rate in Canada in 2009

Including the impact of the non-deductible charges for goodwill impairment, our effective income tax rate for 2009 was 39.0% compared to 55.0% for 2008. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

Without the impact of the $53.0 million goodwill impairment charge in 2008, our effective income tax rate would have been 30.2% compared to 30.1% in 2007. The increase was due to the relative amount of income earned in our higher rate jurisdictions.

Fourth Quarter Results and Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)

	2009				2008
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Gross revenue	342.8	384.2	388.1	404.8	369.3	347.6	343.3	291.8
Net revenue	274.8	306.7	318.1	343.3	297.0	289.2	289.0	254.9
Net income (loss)	22.9	(10.0)	22.3	20.7	20.0	(30.0)	22.1	16.9
EPS – basic	0.50	(0.22)	0.49	0.45	0.44	(0.66)	0.48	0.37
EPS – diluted	0.50	(0.22)	0.49	0.45	0.44	(0.66)	0.48	0.37
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 09 vs. Q4 08	Q3 09 vs. Q3 08	Q2 09 vs. Q2 08	Q1 09 vs. Q1 08

Increase (decrease) in gross revenue due to:
Acquisition growth	50.6	70.3	68.7	86.1
Decline in internal growth	(54.5)	(43.2)	(49.8)	(7.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(22.6)	9.5	25.9	33.9

Total net increase in gross revenue	(26.5)	36.6	44.8	113.0

Fourth Quarter Results
As indicated in the tables above, during Q4 09, our gross revenue decreased by $26.5 million, or 7.2%, to $342.8 million compared to $369.3 million for the same period in 2008. Approximately $54.5 million of this decrease resulted from a decline in revenue from internal growth and a $22.6 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q4 09—partially offset by a $50.6 million increase in revenue from acquisitions completed in 2009.

The following table summarizes our key operating results for Q4 09 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

						% Increase
	Quarter Ended December 31			% of Net Revenue		(Decrease)*
	2009	2008		2009	2008	2009	vs.
(In millions of Canadian dollars)						2008

Gross revenue	342.8	369.3		124.7%	124.3%	(7.2%)
Net revenue	274.8	297.0		100.0%	100.0%	(7.5%)
Direct payroll costs	119.0	131.6		43.3%	44.3%	(9.6%)
Gross margin	155.8	165.4		56.7%	55.7%	(5.8%)
Administrative and marketing expenses	112.9	127.7		41.1%	43.0%	(11.6%)
Depreciation of property and equipment	3.7	3.1	**	1.4%	1.1%	19.4%
Amortization of intangible assets	7.9	6.2	**	2.9%	2.1%	27.4%
Net interest expense	2.2	2.1		0.8%	0.7%	4.8%
Share of income from associated companies	(1.1)	(0.3)		(0.5%)	(0.1%)	266.7%
Foreign exchange (gains) losses	0.3	(2.5)		0.1%	(0.9%)	(112.0%)
Other income	(0.3)	(0.3)		(0.1%)	(0.1%)	0.0%
Income before income taxes	30.2	29.4		11.0%	9.9%	2.7%
Income taxes	7.3	9.4		2.7%	3.2%	(22.3%)
Net income for the period	22.9	20.0		8.3%	6.7%	14.5%
*	% increase (decrease) calculated based on the dollar change from the comparable period
**	Depreciation for certain software was reclassified from depreciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.

Net income during Q4 09 was negatively impacted by the decline in gross revenue, as further described below, but positively impacted by an increase in gross margin as a percentage of net revenue. Our gross margin percentage was 56.7% in Q4 09 compared to 55.7% in Q4 08. This increase quarter over quarter was mainly due to an increase in the gross margin in our Environment practice area as a result of the mix of projects during the quarter. With the growth of our Environment practice area over the year, we were able to secure larger projects, which, due to their nature, present greater opportunities to produce higher margins. The nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, will continue to cause fluctuations in our gross margin percentage from period to period depending on the mix of projects during any quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Net income in Q4 09 was positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.0% in Q4 08 to 41.1% in Q4 09. This decrease was primarily due to a decrease in provisions for claims for our self-insured liability and continued focus by staff on operating efficiently and managing costs during difficult economic times. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities.

The following table summarizes the change in gross revenue by practice area in the fourth quarter of 2009 compared to the same period in 2008.

Practice Area Gross Revenue			Quarter Ended December 31
				Change Due	Change Due	Change Due
			Total	to	to Internal	to Foreign
(In millions of Canadian dollars)	2009	2008	Change	Acquisitions	Growth	Exchange

Buildings	69.0	75.6	(6.6)	5.0	(9.4)	(2.2)
Environment	144.6	115.9	28.7	45.3	(6.5)	(10.1)
Industrial	53.7	69.4	(15.7)	0.3	(13.1)	(2.9)
Transportation	40.8	49.2	(8.4)	-	(4.8)	(3.6)
Urban Land	34.7	59.2	(24.5)	-	(20.7)	(3.8)

Total Consulting Services	342.8	369.3	(26.5)	50.6	(54.5)	(22.6)

The $54.5 million decline in revenue from internal growth was mainly impacted by the Q4 09 results of the Urban Land and Industrial practice areas and, to a lesser degree, by the Q4 09 results of the other practice areas. Revenue for the Urban Land practice area was impacted by a decline in housing starts in various parts of the United States, particularly California, and, to a lesser degree, in Canada. Single-family housing starts in the United States declined significantly in 2009. In response to these market conditions, our Urban Land group in the United States reduced its staff levels in 2009 to match the work available. Revenue in the Industrial practice area was impacted by the drop in commodity prices, resulting in the cancellation of projects. Revenue from internal growth in our other practice areas also declined quarter over quarter due to staff reductions in response to declining backlogs; projects being cancelled, placed on hold, or delayed; and the general economic slowdown in 2009.

Quarterly Trends
During Q1 09, our gross revenue increased by $113.0 million, or 38.7%, to $404.8 million compared to $291.8 million in the same period in 2008. Approximately $86.1 million of this increase resulted from acquisitions completed in 2008 and 2009 and a $33.9 million foreign exchange impact—due to the weakening of the Canadian dollar during Q1 09—offset by a $7.0 million decline in internal growth. Net income during Q1 09 increased by $3.8 million, or 22.5%, from the same period in 2008. Diluted earnings per share in Q1 09 increased by $0.08, or 21.6%, compared to the same period in Q1 08. Our Q1 09 results were negatively impacted by an increase in administrative and marketing expenses as a percentage of net revenue from 42.0% to 43.1%, an increase in the amortization of intangibles of $2.7 million, and an increase in interest expense of $1.9 million. Our Q1 09 results were positively impacted by an increase in gross margin as a percentage of net revenue from 55.0% in Q1 08 to 56.4% in Q1 09.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

During Q2 09, our gross revenue increased by $44.8 million, or 13.0%, to $388.1 million compared to $343.3 million in the same period in 2008. Approximately $68.7 million of this increase resulted from acquisitions completed in 2008 and 2009 and a $25.9 million foreign exchange impact—due to the weakening of the Canadian dollar during Q2 09 compared to Q2 08—offset by a $49.8 million decline in internal growth. Net income during Q2 09 increased by $0.2 million, or 0.9%, from the same period in 2008. Diluted earnings per share in Q2 09 increased by $0.01, or 2.1%, compared to Q2 08. Our Q2 09 results were negatively impacted by a reduction in gross margin as a percentage of net revenue from 55.9% in Q2 08 to 55.6% in Q2 09, an increase in our administrative and marketing expenses as a percentage of net revenue from 40.8% to 41.3%, an increase in foreign exchange loss of $1.0 million, an increase in the amortization of intangibles of $0.9 million, and an increase in net interest expense of $1.0 million. Our Q2 09 results were positively impacted by the growth in gross revenue.

During Q3 09, our gross revenue increased by $36.6 million, or 10.5%, to $384.2 million compared to $347.6 million for the same period in 2008. Approximately $70.3 million of this increase resulted from the acquisitions completed in 2008 and 2009 and a $9.5 million foreign exchange impact—due to the weakening of the Canadian dollar during Q3 09 compared to Q3 08—offset by a $43.2 million decline in internal growth. Net loss decreased from $(30.0) million in Q3 08 to $(10.0) million in Q3 09, and diluted loss per share decreased from $(0.66) in Q3 08 to $(0.22) in Q3 09. During the quarter, our net income and earnings per share were negatively impacted by a $35.0 million impairment of goodwill. This non-cash charge decreased our diluted earnings per share by $0.77. Excluding the impact of the $35.0 million goodwill impairment charge, our net income for Q3 09 would have been $25.0 million, and our diluted earnings per share would have been $0.55. Our Q3 09 results were positively impacted by an increase in our gross margin as a percentage of net revenue from 56.0% to 56.5% due to improved project execution and the nature of projects in progress during the quarter. Our results were also positively impacted by a $23.4 million reduction in the impairment of goodwill and intangible assets and a $1.7 million increase in income from associated companies. Our Q3 09 results were negatively impacted by an increase in interest expense of $0.9 million and an increase in administrative and marketing expenses as a percentage of net revenue from 39.2% to 41.3%, which included one-time charges for severance payments and costs associated with downsizing our operations in certain areas.

Liquidity and Capital Resources

The following table represents summarized working capital information as at December 31, 2009, compared to December 31, 2008:

(In millions of Canadian dollars, except ratio)	Dec 31, 2009	Dec 31, 2008	Change

Current assets	409.3	480.7	(71.4)
Current liabilities	(283.8)	(300.0)	16.2
Working capital (note 1)	125.5	180.7	(55.2)
Current ratio (note 1)	1.44	1.60	n/a
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Our cash flows from operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2009	2008	2007	$ Change 2009 vs. 2008	$ Change 2008 vs. 2007

Cash flows from operating activities	100.0	160.0	87.5	(60.0)	72.5
Cash flows used in investing activities	(103.2)	(127.7)	(135.2)	24.5	7.5
Cash flows from (used in) financing activities	(84.1)	53.8	33.9	(137.9)	19.9

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the internal guideline established in our 2008 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1.0. Our net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At December 31, 2009, our net debt to equity ratio was 0.40 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investment held for self-insured liabilities includes bonds and equities, and the risk associated with these bonds and equities is mitigated to some extent by the overall quality and mix of our investment portfolio.

Working Capital
Our working capital (current assets less current liabilities) at the end of 2009 was $125.5 million compared to $180.7 million in 2008. Current assets decreased by $71.4 million, and current liabilities decreased by $16.2 million. The decrease in current assets was mainly due to an $89.3 million decrease in cash and cash equivalents and a $7.4 million decrease in cash held in escrow. On December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. This decrease was partially offset by a $17.2 million increase in accounts receivable and in costs and estimated earnings in excess of billings. These increases resulted from growth from acquisitions during the year.

The $16.2 million decrease in current liabilities from 2008 to 2009 was mainly due to a $22.2 million decrease in accounts payable and accrued liabilities, which were impacted by the timing of payroll at year-end. Our income taxes payable also decreased by $9.9 million from 2008 to 2009 due to larger instalments made in the year.

In 2009, our current ratio was lower than in 2008 mainly due to the decrease in cash and cash equivalents during the year as explained above.

Cash Flows From Operating Activities
Our cash flows from operating activities were $100.0 million in 2009 compared to $160.0 million in 2008 and $87.5 million in 2007. Our cash flows from operating activities are impacted by the timing of payroll and acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. The $60.0 million decrease in cash flows from operating activities for 2009 compared to 2008 was a result of the following:

•	Our cash paid to suppliers during 2009 was higher due primarily to the payment of acquired trade payables.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

•	Our cash paid to employees during 2009 was higher due primarily to the payment of acquired bonuses and severances as well as one week of additional payroll.

•	Our interest paid during 2009 was higher because we had more long-term debt throughout the first three quarters of 2009 compared to the same period in 2008.

•	Our income taxes paid, net of income taxes recovered, increased during 2009.

Our cash flows from operating activities in 2009 were positively impacted by a decrease in our combined days of revenue in accounts receivable and costs and estimated earnings in excess of billings from 83 days at December 31, 2008, to 81 days at December 31, 2009. This decrease was the result of our continued focus on asset management, including billings and collections.

The $72.5 million increase in cash flows from operating activities in 2008 compared to 2007 was due to a net increase of $93.0 million in cash receipts from clients less cash paid to suppliers and employees. In 2008, cash receipts from clients less cash paid to suppliers and employees were high because of the additional revenue generated by acquisitions completed in the second half of 2007 and in 2008. The successful integration of these acquisitions resulted in a reduction in our combined investment in accounts receivable and costs and estimated earnings in excess of billings from 94 days of revenue at the end of 2007 to 83 days at the end of 2008.

Cash Flows Used In Investing Activities
Our cash flows used in investing activities were $103.2 million in 2009 compared to $127.7 million in 2008 and $135.2 million in 2007. In 2009, we used $73.1 million for the acquisition of Jacques Whitford and Granary compared to using $92.1 million to finance 5 acquisitions completed in 2008 and using $105.4 million to finance 11 acquisitions completed in 2007. In addition, in 2008, $6.6 million was placed in an escrow account pending the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements. Offsetting the reduction in cash flows used to finance acquisitions in 2009 compared to 2008 was an increase in the use of cash flows in 2009 to fund our investments held in self-insured liabilities. In 2009, we increased our investment by $11.0 million compared to decreasing our investment by $5.8 million in 2008 and increasing our investment by $3.8 million in 2007.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our cash outflows for property and equipment and software were $20.4 million, $35.6 million, and $27.3 million in 2009, 2008, and 2007, respectively. One factor that contributed to the higher investment activities in 2008 was the $8.0 million spent for improvements made to our Markham and Toronto, Ontario, offices to accommodate office consolidations and to our Edmonton, Alberta, office to accommodate growth. Our capital expenditures during 2009 were financed by cash flows from operations. We expect our total capital and software expenditures in 2010 to be in the range of $27 to $30 million, excluding capital acquired from acquisitions. In 2010, we plan to invest in enhancements to our information technology infrastructure to optimize and streamline our business processes and prepare for continued growth.

Cash Flows From (Used In) Financing Activities
Our cash flows used in financing activities were $84.1 million in 2009 compared to cash flows from financing activities of $53.8 million in 2008 and $33.9 million in 2007. In 2009, we generated sufficient cash from operations to repay $152.5 million of our revolving credit facility and acquired debt from acquisitions and used $68.8 million of the facility, in part to pay accounts payable, employee bonuses, and notes payable due from acquisitions. At December 31, 2009, $163.4 million of our $300 million credit facility was available for future use. The above use of cash was offset by $2.3 million generated from options exercised during the year.

In 2008, we generated sufficient cash from our operations to repay $166.4 million of our revolving credit facility and acquired debt from acquisitions and used $228.3 million of the facility, in part to finance the Zande, Rochester Signal, Secor, RHL, McIntosh, and Jacques Whitford acquisitions. At December 31, 2008, $104.9 million of our credit facility was available for future use. During the year, we also used $8.9 million to repurchase shares under our normal course issuer bid. The above use of cash was offset by $1.2 million generated from options exercised in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Our credit facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of the debt obligation. In particular, at each quarter-end, we must satisfy the following specified ratios: 1) the senior debt to EBITDA ratio must not exceed 2.5 to 1.0 at any time and 2) the EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. We were in compliance with all these covenants as at and throughout the year ended December 31, 2009.

Shareholders’ Equity
Our shareholders’ equity increased by $8.4 million in 2009 and by $96.3 million in 2008. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2009	2008

Beginning shareholders’ equity	539.0	442.7

Net income for the year	55.9	29.0
Currency translation adjustments	(57.2)	76.9
Unrealized (loss) gain on financial assets	2.7	(3.6)
Unrealized (loss) gain on cash flow hedge	1.4	(3.0)
Recognition of fair value of stock-based compensation	3.0	5.0
Share options exercised for cash	2.3	1.2
Shares repurchased under normal course issuer bid	-	(8.9)
Other	0.3	(0.3)

Total change	8.4	96.3

Ending shareholders’ equity	547.4	539.0

The change arising on the translation of our US-based subsidiaries in 2009 was a $57.2 million loss compared to a $76.9 million gain in 2008. The change in 2009 was due to the strengthening of the Canadian dollar—from US$0.82 to US$0.95—during the year. In 2008, the Canadian dollar weakened from US$1.01 to US$0.82 at the end of the year.

In 2008, we minimized our exposure to floating rates of interest until September 3, 2010, on US$100 million of our revolving credit facility by entering into an interest rate swap agreement as described in the Net Interest Expense section above. The fair value of the interest rate swap, estimated using market rates as at December 31, 2009, was a loss of $1.5 million, net of tax. Since we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the year, we recorded the $1.5 million loss in fair value in other comprehensive income.

We hold investments for self-insured liabilities consisting of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The change in the fair value of these investments was a $2.7 million gain in 2009 and a $3.6 million loss in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

From time to time, our board of directors grants share options as part of our incentive programs. No share options were granted in 2009. In 2008, our board granted 480,000 stock options to various officers and employees of the Company (467,500 options were granted in 2007). These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2009 generated $2.3 million in cash compared to generating $1.2 million in 2008.

Our normal course issuer bid on the TSX was renewed in 2009 and allows us to repurchase up to 2,273,722 of our common shares during the period of June 1, 2009, to May 31, 2010. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2009, we did not purchase any common shares. In 2008, we purchased 351,400 common shares at an average price of $25.37 per share for an aggregate price of $8.9 million. In 2009 and 2008, we did not issue any shares as consideration for an acquisition.

Other

Outstanding Share Data
At December 31, 2009, there were 45,716,820 common shares and 1,752,298 share options outstanding. During the period of December 31, 2009, to February 25, 2010, no shares were repurchased under our normal course issuer bid, 17,000 share options were exercised, 1,667 share options were forfeited, and 1,666 share options were cancelled. At February 25, 2010, there were 45,733,820 common shares and 1,731,965 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as of December 31, 2009:

		Payment Due by Period
		Less than 1			After 5
(In millions of Canadian dollars)	Total	Year	1–3 Years	4–5 Years	Years

Long-term debt	226.6	32.5	193.7	0.2	0.2
Interest on debt	12.5	7.9	4.6	-	-
Operating lease commitments	350.5	66.9	108.9	77.3	97.4
Capital lease commitments	7.6	2.9	4.7	-	-
Purchase and Service Obligations	32.4	11.0	18.7	2.7	-
Other liabilities	4.3	0.4	0.4	0.7	2.8

Total contractual obligations	633.9	121.6	331.0	80.9	100.4

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From Financing Activities section and notes 8 and 11 in our audited consolidated financial statements for the year ended December 31, 2009. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Off-Balance Sheet Arrangements
As of December 31, 2009, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $2.7 million that expire at various dates before January 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also have a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2009, $11.5 million in bonds were issued under this agreement.

During 2009, we issued a guarantee up to a maximum of US$60.0 million for project work with the US federal government. If the guarantee is exercised, we have recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. We have not made any payments under this guarantee, and no amounts have been accrued in our audited consolidated financial statements with respect to the guarantee.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
Fair value. As at December 31, 2009, we value and record our financial instruments as follows:

•	Cash and cash equivalents and cash held in escrow are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Accounts receivable are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method, with realized gains and losses reported in income.

•
Derivatives are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective hedge, in which case unrealized gains and losses are recorded in other comprehensive income. As at December 31, 2009, we hold derivative financial instruments in the form of foreign exchange forward contracts and an interest rate swap agreement that we designate as a hedge.

The fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Market risk. We are exposed to various market factors that can affect our performance, primarily with respect to currency and interest rates.

Currency. Our currency exchange rate risk results primarily from the following three factors:

•
A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. We do not hedge for this foreign exchange translation risk.

•
Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. We do not hedge for this foreign exchange translation risk.

•
Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

Although we may buy or sell US dollars in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. At December 31, 2009, due to a slight net exposure, a $0.01 increase or decrease in the US- to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the year.

Interest Rate. Changes in interest rates also present a risk to our performance. Our credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. In 2008, we minimized our exposure to floating rates of interest by entering into an interest rate swap agreement as explained in the Net Interest Expense section above. We estimate that, based on our loan balance at December 31, 2009, a 0.5% increase in interest rates, with all other variables held constant, would impact our basic earnings per share by less than $0.01 for the year.

Related-Party Transactions
We have not entered into any related-party transactions as defined in Section 3840 of the CICA Handbook.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

OUTLOOK

The following table summarizes our expectations for the coming year:

Measure	Expected Range
Gross margin as % of net revenue	Between 54.5 and 56.5%
Administrative and marketing expenses as % of net revenue	Between 41.0 and 43.0%
Net income as % of net revenue	At or above 6%
Effective income tax rate	Between 32.5 and 34.5%
Return on equity (note 1)	At or above 14%
Net debt to equity ratio (note 2)	At or below 0.5 to 1
note 1: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.
note 2: Net debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity.

We revised the following targets for 2010 compared to 2009:

•	We revised our target for gross margin as a percentage of net revenue from between 54 and 56% in 2009 to between 54.5 and 56.5% in 2010. Our actual gross margin in 2009 was 56.3%.

•
We revised our target for administrative and marketing expenses as a percentage of net revenue from between 41.0 and 43.5% in 2009 to between 41.0 and 43.0% in 2010. Our actual administrative and marketing expenses as a percentage of net revenue in 2009 was 41.8%, which we believe we can sustain into 2010. Our 2009 administrative and marketing expenses were impacted by one-time costs such as severance payments and other costs associated with the downsizing of our operations. In 2010, we will continue to emphasize cost efficiencies and strive for improved operational effectiveness.

•
We revised our target for our effective income tax rate from between 29 and 31% in 2009 to between 32.5 and 34.5% in 2010. In January 2010, we reorganized our corporate structure, which will increase our effective tax rate in 2010 but will lead to a decrease in our effective tax rate in years thereafter. In addition, we revised this target since we anticipate that less income will be earned in our lower tax rate jurisdictions in 2010 compared to 2009.

Overall, fluctuations in our actual performance occur due to the particular client and project mix achieved as well as the number of acquisitions completed in a year. Some targets, such as net debt to equity ratio, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The infrastructure and facilities design market in North America, our principal area of operation, is large and is estimated to generate approximately US$90.0 billion in revenue annually. The North American market is diverse, consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, and is affected by alternate delivery models and opportunities arising from government stimulus packages in Canada and the United States. Overall, we expect the outlook for professional services in our key markets and practice areas to remain stable in the first half of 2010, compared to the last half of 2009, with a moderate increase in the second half of 2010 supported by a variety of factors, including the material factors described below.

Canada
The outlook for Canada in 2010 is moderate growth. The Canadian real gross domestic product (GDP) is expected to grow by 2.7% in the year according to the Conference Board of Canada. In determining our Canadian outlook in areas that directly impact infrastructure spending, we considered the following factors:

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

•
Real GDP is expected to rebound more positively in Canada than in the United States. Any shock to the projected recovery, including increased interest rates and reduced government spending, may erode business and consumer confidence. Projections of a slower recovery for economic conditions in the United States may also hamper the return to growth in Canada, which is already expected to be more weighted in the second half of 2010.

•	The 0.25% overnight rate target conditionally committed for the first half of 2010 by the Bank of Canada is at historic lows. Incremental increases are projected only with sustained economic recovery.

•
The World Bank predicts that metal prices will remain relatively stable, and the Energy Information Administration suggests that energy prices will continue to rise gradually as the world economy rebounds. Stable commodity prices suggest that interest in large capital projects will increase as firms manage their spending in accordance with market risk.

•	The deep federal and provincial government deficits will force a rebalancing of the books, which is likely to impact public infrastructure spending; however, the timing of these effects is uncertain.

•
Volatility and strength in the Canadian dollar are working to slow growth and could continue to offset favorable developments in 2010. The Bank of Canada estimates a 2010 Canadian/US exchange rate averaging US$0.96, a marked increase from our average exchange rate in 2009 of US$0.88.

•
Governments and the public continue to be conscious of environmental issues. This awareness has numerous impacts, including increased interest in sustainable design and development, improvements to water distribution and treatment, and reductions in the ecological footprint of industrial activity. In the regulatory realm, the Canadian government is expected to announce policy on climate change only when US and global approaches are clear.

•
Housing prices are expected to rise moderately in 2010. The Canadian Mortgage and Housing Corporation (CMHC) also forecasts 164,900 single detached housing starts, a marked increase over the 2009 total of 75,659.

•
We continue to believe that the Infrastructure Stimulus Fund announced in 2009 for the construction of infrastructure projects over the next two years (2009–10 and 2010–11) will contribute to maintaining previous levels of work.

United States
The outlook for the United States in 2010 is a modest rebound. Uncertainty remains about the time frame and pace of emergence from the current recession with projections from the Congressional Budget Office of a 2.1% growth in GDP. The following factors related to infrastructure support our outlook for the year:

•	Housing activity in the United States is expected to increase in 2010 with the seasonally adjusted annual rate recovering to 560,000 from 439,000 in 2009.

•	According to the Congressional Budget Office, the US deficit may remain close to 9.0% of GDP in 2010. Future adjustments to reduce the deficit may impact public infrastructure spending.

•
Fiscal revenue pressures at the state and municipal levels along with a pronounced federal deficit may impact public infrastructure spending. The timing of this impact is uncertain and remains linked to the persistence of challenging economic conditions.

•
Environmental issues continue to be a focus for government and the public. Any changes in regulations related to climate change are expected to create opportunities in some sectors and uncertainties in others.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Overall Outlook
We believe that our overall outlook for 2010 is stable with moderate growth beginning in the second half of the year in regions and practice areas where we are a top-tier service provider. Although the difficult economic environment of the past year appears to be slowly improving, related pressures, such as increased competition, margin compressions, and project delays, are not expected to subside immediately. Due to the diversity of our operations, the mixture of our clients, and the flexibility of our organization, we believe that we can continue adapting our business to changing economic conditions and that we will emerge well positioned as the market improves.

Outlooks for each of our practice areas for 2010 can be found in the Results section of this Management’s Discussion and Analysis. The outlook for each practice area in 2010 ranges from stable to moderate growth for Buildings, Environment, Transportation, and Industrial and stable for Urban Land. In establishing the outlook for our Buildings practice area, we assume that demonstrating our capabilities in the health care sector will lead to new opportunities. We also assume that the P3 market in Canada will remain strong and that we are well positioned to win these projects. We developed the outlook for our Environment practice area assuming that our expanded capabilities and critical mass in numerous regions and sectors will enable us to attract larger and longer-term projects. In outlining our outlook for the Industrial practice area, we assume that oil, gas, and commodity prices will either continue to increase or stabilize. We also assume a continued government and public interest in carbon mitigation, renewable energy, and sustainable initiatives. In establishing our outlook for the Transportation practice area, we assume that the US and Canadian stimulus packages have prevented the deferral of projects and accelerated some construction-ready projects and that this will remain the case for 2010. We also assume that decreasing tax revenues and increasing state deficits will impact future transportation funding and that the future of the Safe, Accountable, Flexible, Efficient, Transportation Equity Act—A Legacy for Users (SAFETEA-LU) will not be resolved immediately, which could contribute to funding uncertainty and project delays. Finally, we outlined our outlook for the Urban Land practice area with the assumption that housing starts will increase in Canada and the United States as forecast by the CMHC and National Association of Home Builders.

Going forward, we target to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have realized since our initial public offering in 1994. Continued growth allows us to enhance the depth of our expertise and broaden our service offerings, provide expanded opportunities for our employees, and lever our integrated enterprise systems. Further maximizing the critical mass of staff and maturity we have achieved in certain practice areas and geographic regions also enables us to increase our business with key clients and sell our services across local markets. Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints in locating available acquisition candidates considering our success to date as well as the trend in our industry for smaller firms to join larger, more stable organizations. At any one time, we are engaged in discussions with many firms. Since it is important to find an appropriate cultural fit and complementary services, the acquisition process can extend over months or even years. Due to economic difficulties over the past year, the process is currently being impacted by discrepancies between the perceived historical values of firms and their values given their current financial performance.

In establishing our operating budgets for 2010, we assume that the Canadian dollar will remain stable compared to the US dollar throughout the year. As well, we assume that the average interest rate will remain stable for the first half of the year and increase incrementally in the second half. In establishing our effective income tax rate, we assume the tax rate substantially enacted at December 31, 2009, for the countries in which we operate, primarily Canada and the United States. We expect to support our targeted level of growth using a combination of cash flows from operations and borrowings. Under certain market conditions, we will also consider issuing common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make various estimates and assumptions. The notes to our December 31, 2009, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important because they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Caution Regarding Forward-Looking Statements and Risk Factors sections of this discussion and analysis.

Revenue and Cost Recognition Estimates on Contracts. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based on the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we will have over- or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which they are made and would affect our revenue and costs and estimated earnings in excess of billings.

Goodwill. Goodwill is assessed for impairment on July 1 of each fiscal year. In addition to completing our annual test, we regularly evaluate whether events and circumstances have occurred between annual tests that may indicate a possible impairment of goodwill.

Goodwill impairment testing is a two-step process. In the first step, to evaluate whether there is an impairment of goodwill, we calculate the estimated fair value of our reporting units using a methodology that considers market information and projections of our after-tax cash flows, referred to as the income approach. If we determine that the estimated fair value of a reporting unit is less than its carrying value, goodwill is potentially impaired and step two of the impairment test is performed. In step two, we compare the estimated fair value of the goodwill of our reporting units to their carrying value. We calculate this impairment by considering the cash flows and the fair values of the net tangible and intangible assets. Our reporting units are defined as Canada West, Canada East, US West, and US East. Our reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. We allocate our goodwill to these geographic areas. We do not monitor or allocate goodwill to our practice areas.

The methodology we use to test for goodwill impairment includes significant judgments and estimates, such as assumptions for revenue growth rates, expected operating income, appropriate discount rates, and the fair values of the net assets of our reporting units. We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 4 in our 2009 and 2008 audited consolidated financial statements provides more detail about our goodwill impairment test.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Due to fluctuations in the market and uncertainties arising from overall economic conditions in 2009 and 2008, our annual impairment review resulted in an impairment charge of $35.0 million in the third quarter of 2009 and of $53.0 million in the third quarter of 2008. These charges were allocated to our US West reporting unit in 2009 and to our US West and US East reporting units in 2008 and are reflected as a non-cash charge to income.

If market and economic conditions deteriorate further or if continued volatility in the financial markets increases our weighted-average cost of capital, changes cash flow multiples, or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods. In addition, it is reasonably possible that changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our reporting units to be further impaired, which would decrease our goodwill assets and increase our reported expenses. Goodwill impairment charges are non-cash charges that could have a material adverse affect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Provision for Doubtful Accounts. We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. A provision is established when the likelihood of collecting the account has significantly diminished. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our accounts receivable and general and administrative expenses.

Self-Insured Liabilities. We self-insure certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using our assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and may result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and would increase our self-insured liability and reported expenses.

Income Taxes. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of future tax assets and liabilities. Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of future tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, and possible audits of our tax filings by regulatory authorities. We assess the likelihood of recovering value from future tax assets, such as loss carryforwards, on a regular basis, as well as the future tax depreciation of capital assets, and may establish a valuation provision. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our future income tax asset or liability and increase or decrease our income tax expense.

Long-Lived Assets and Intangibles. We regularly review long-lived assets and intangible assets with finite lives when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows, and the measurement of impairment loss is based on the fair value of the asset. To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value. In performing this analysis, we make estimates or assumptions about factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Based on the results of our review during 2009, we concluded that there was no impairment to intangible assets in 2009. During 2008, we conducted our review of these assets to determine if their carrying amount was fully recoverable. As part of the impairment review, we updated our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. Based on the results of this review, we concluded that the intangible assets relating to client relationships acquired in The Keith Companies, Inc. acquisition in 2005 were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

It is reasonably possible that changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our long-lived assets and intangible assets could cause these assets to be further impaired, which would decrease our long-lived and intangible assets and increase our reported expenses. These impairments are non-cash charges that could have a material adverse affect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Liabilities for Lease Exit Activities. We accrue charges when closing offices in existing operations or finalizing plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in these liabilities is the present value of the remaining lease payments reduced by estimated sublease rentals that can reasonably be obtained. These provisions are based on our estimates and reflect plans in place at the time the liability is recorded. If actual sublease payments and rental circumstances change from our original estimate, the liability will change, and we will be required to increase or decrease it and adjust goodwill or reported expenses, depending on whether the adjustment relates to a liability established pursuant to an acquisition and on the timing of the change in estimate.

Business Combinations—Purchase Price Allocation. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog and client relationships) acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the purchase price allocation for a transaction, a revision to the purchase price allocation or to the carrying value of the related assets and liabilities acquired may impact our net income in future periods. We are currently in the process of finalizing the purchase price allocation for Granary.

Accounting Developments

Canadian

Recently Adopted Accounting Pronouncements

Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, we adopted the new CICA Emerging Issues Committee (EIC) Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities." EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under CICA Handbook Section 3855, "Financial Instruments—Recognition and Measurement." It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. We adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on our financial position or on the results of our operations. We adopted this new accounting standard retrospectively without restatement of prior periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Goodwill and Intangible Assets. Effective January 1, 2009, we adopted CICA Handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062, "Goodwill and Other Intangible Assets," and Section 3450, "Research and Development Costs." This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. We were required to adopt the new standard retrospectively with restatement of prior figures. The adoption of this standard did not have an effect on our financial position or on the results of our operations; however, it resulted in a retrospective reclassification of intangible assets relating to software with a net book value of $6.6 million at December 31, 2008, from “Property and Equipment” to “Intangible Assets.” Also, we retrospectively reclassified the depreciation of software of $3.6 million in both 2008 and 2007 from “Depreciation of Property and Equipment” to “Amortization of Intangible Assets.”

Financial Instruments—Disclosure. Effective December 31, 2009, we adopted amendments to the CICA Handbook Section 3862, “Financial Instruments—Disclosure.” These amendments require enhanced disclosures of fair value measurements of financial instruments and liquidity risks. The additional disclosures of fair value measurements include the categorization of fair value measurements into one of three levels, ranging from those that are determined through quoted market prices in an active market to those that are based on inputs that are not derived from observable market data. The additional disclosures of liquidity risk require greater clarification of the risk as well as maturity analysis for derivative financial liabilities. The adoption of these amendments has not had an effect on our financial position or on the results of our operations.

Recent Accounting Pronouncements

International Financial Reporting Standards. The CICA will transition Canadian GAAP for public entities to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. As a result, we will prepare our consolidated financial statements in accordance with IFRS for our 2011 fiscal year beginning January 1, 2011, and include comparative figures for our 2010 fiscal year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

a) Project Management and Status:
We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review. We completed the preliminary planning and scoping, detailed assessment, and solution development phases and started the implementation phase. To date, we are on target with the established timeline in our detailed work plan. Below is a summary of the key activities, milestones, and deliverables for each phase, along with its status.

The preliminary planning and scoping phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from our Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. During this phase, we also completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The detailed assessment phase involved the establishment of issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. Our Audit Committee reviewed our potential choice of policies and optional exemptions, all of which are further described below.

The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. Considering the impacts of IFRS on our business processes, information technology, and internal control over financial reporting was integral to this phase. Items that could have a major impact on business processes and financial reporting were reviewed by the Audit Committee and are further described below. At this point in time, we believe that there will be a minimal impact on our information technology systems and internal control over financial reporting. During this phase, we also established a communication and training plan and provided training to our board of directors, Audit Committee, key employees, and stakeholders. In addition, we completed a plan for the parallel processing of 2010 financial results under IFRS.

In 2009, we started the implementation phase, which we expect to complete by the fourth quarter of 2010. In 2010, we will continue to make changes to certain processes to enable the recording of transactions under IFRS. We will also compile IFRS-compliant information for comparative reporting purposes in 2011 and finalize our assessment of the impact IFRS will have on our internal control over financial reporting, compensation plans, debt covenants, key performance indicators, and budgeting and forecasting processes.

b) Accounting Policies and Statement Presentation:
Set out below are the key areas where changes in accounting policies are expected that may impact our audited consolidated financial statements. The list, and comments, below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be the most significant; however, analysis of changes to other areas were identified. The differences described below are those existing based on Canadian GAAP and IFRS today. We continue to monitor standard developments issued by the International Accounting Standards Board and regulatory developments issued by the Canadian Securities Administrators, which may affect the timing, nature, or disclosure of our adoption of IFRS. Since IFRS is expected to change prior to 2011, its impact on our audited consolidated financial statements is not reasonably determinable at this time.

•	Presentation of Financial Statements (IAS 1)
Under IAS 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. We expect the adoption of IAS 1 to result in several changes to the format of our financial statements and in expanded note disclosure. For example, we expect to change our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income.

•	Impairment of Assets (IAS 36)
Under IAS 36, an entity must assess at the end of each reporting period whether there is an indication that an asset may be impaired. When there is an indication of impairment, an impairment test is required. Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step—comparing the recoverable amount of the asset with the carrying amount. If the carrying amount exceeds the recoverable amount, the asset value is written down to the recoverable amount. Under Canadian GAAP, the impairment of intangible assets with definite lives is a two-step process.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, an entity estimates the recoverable amount of the cash generating unit (CGU) or group of CGUs that the goodwill has been allocated to and compares it with the carrying amount of the CGU(s). If the carrying amount of the CGU(s) exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less cost to sell and the value in use.

•	Business Combinations (IFRS 3R)
Under IFRS 3R, postacquisition restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill. Also, under IFRS 3R, an acquirer recognizes contingent consideration as part of the consideration transferred and measures it at the acquisition-date fair value. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, contingent consideration is recorded in goodwill when the contingency is resolved. Therefore, goodwill and net income will be impacted by these changes.

c) IFRS 1 exemptions:
Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The most significant exemptions that apply to us include the following:

•
Business combinations. We expect to apply the business combinations exemption in IFRS 1 to not apply IFRS 3R, “Business Combinations,” retrospectively to past business combinations. Accordingly, we will not restate business combinations that took place prior to the January 1, 2010, transition date or modify the carrying amounts arising on business combinations occurring before the transition date.

•
Cumulative translation adjustment. We expect to elect to recognize all cumulative translation adjustments (CTAs) of foreign subsidiaries into opening retained earnings as of January 1, 2010. This will result in resetting the CTA balance in accumulated other comprehensive income to zero at January 1, 2010.

•
Fair value or revaluation as deemed cost. We expect to elect to measure certain items of property, plant, and equipment at fair value as at January 1, 2010, and to use that amount as deemed cost as at January 1, 2010.

•
Share-based payments. We expect to elect not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this pronouncement on our consolidated financial statements in connection with our conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

United States

Recently Adopted Accounting Pronouncements

Fair Value Measurements
Effective January 1, 2009, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” (ASC 820-10/SFAS 157) for non-financial assets and liabilities measured at fair value on a non-recurring basis. ASC 820-10/SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The standard defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this standard, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. The prospective adoption of this standard for non-financial assets and liabilities measured at fair value on a non-recurring basis had no effect on our financial position or results of operations except for additional disclosures presented in note 25 (a) (iv).

Effective January 1, 2009, we adopted FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC 820-10-65-4/FSP 157-4). Based on this guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with ASC 820-10/SFAS 157. The prospective adoption of this standard had no material effect on our financial position or results of operations.

Business Combinations
Effective January 1, 2009, we adopted SFAS 141R, “Business Combinations” (ASC 805-10/SFAS 141R). This standard establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The standard also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. We were required to adopt this standard prospectively. The adoption of this standard had a material impact on our financial position and results of operations under US GAAP as disclosed in note 25 (a) (i).

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Effective January 1, 2009, we adopted FASB FSP FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (ASC 805-20/SFAS 141R-1), which amends the provisions in ASC 805-10/SFAS 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosure for assets and liabilities arising from contingencies in business combinations. The amendment eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in ASC 805-10/SFAS 141R, and instead carries forward most of the provisions in ASC 805-10/SFAS 141 for acquired contingencies. We were required to adopt this standard for business combinations completed on or after January 1, 2009. The adoption of this standard had no material effect on our financial position or results of operations.

Effective January 1, 2009, we adopted FASB SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (ASC 810-10-65/SFAS 160). This standard requires all entities to report non-controlling interests as equity in their consolidated financial statements. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. The standard also requires that the transactions between an entity and non-controlling interest be treated as equity transactions. The standard is to be applied prospectively except for the presentation and disclosure requirements; however, we did not have non-controlling interests prior to 2009. The adoption of this standard had an impact on the presentation of our financial statements as disclosed in note 25 (a) (i) but had no effect on our financial position or results of operations.

Other
Effective January 1, 2009, we adopted FASB SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (ASC 815-10-65/SFAS 161). This standard applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (ASC 815-10/SFAS 133). ASC 815-10-65/SFAS 161 requires entities to provide greater transparency about how and why they use derivative instruments, how they account for derivative instruments and related hedged items under ASC 815-10/SFAS 133, and how derivative instruments and related hedged items affect their financial position, results of operations, and cash flows. The prospective adoption of this standard had no impact on our financial position or results of operations but required additional disclosure as presented in note 25 (a) (v).

Effective January 1, 2009, we adopted EITF Issue No. 08-6, “Equity Method Investment Considerations” (ASC 323-10/EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The statement addresses issues such as how to determine the initial carrying value of an equity method investment, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee‘s indefinite-lived intangible assets for impairment. The prospective adoption of this standard had no effect on our financial position or results of operations.

Effective January 1, 2009, we adopted EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (ASC 350-30/EITF 08-7). ASC 350-30/EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but to hold to prevent its competitors from obtaining access to them. Because these assets are identifiable separately, ASC 350-30/EITF 08-7 requires an acquiring entity to account for them as separate units of accounting. Defensive intangible assets must be recognized at fair value. The prospective adoption of this standard had no material effect on our financial position or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Effective January 1, 2009, we adopted FASB FSP SFAS No. 115-2 and FAS 124-2, “Recognition and Presentation of Other than Temporary Impairments” (ASC 320-10-65/FSP 115-2 and 124-2). This standard changes existing guidance for determining whether an impairment of debt securities is other than temporary. The standard requires that an entity record an other than temporary impairment when it is more likely than not that the entity will sell or be required to sell a debt security before anticipated recovery of the cost basis. The other than temporary impairment must be separated into the amount that represents the decrease in cash flow expected to be collected from a security (referred to as a credit loss) and the amount related to other factors (referred to as non-credit losses). The entity will recognize only the credit loss of an other than temporary impairment of a debt security in earnings and the non-credit portion in other comprehensive income. When adopting this standard, an entity is required to record a cumulative effect adjustment as of the beginning of the period of adoption to reclassify the non-credit loss component of a previously recognized other than temporary impairment from retained earnings to accumulated other comprehensive income. The prospective adoption of this standard had no material effect on our financial position or results of operations.

Effective January 1, 2009, we adopted SFAS No. 165, “Subsequent Events” (ASC 855-10/SFAS 165). ASC 855-10/SFAS 165 provides rules on the recognition and disclosure for events and transactions occurring after the balance sheet date but before the financial statements are issued or available to be issued. The prospective adoption of this standard had no effect on our financial position or results of operations other than disclosure of the date through which subsequent events have been evaluated.

Effective September 30, 2009, we adopted FASB SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162" (ASC 105-10/SFAS 168). The FASB Accounting Standards Codification is the source of authoritative GAAP that is recognized by the FASB to be applied by non-governmental entities. The rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Although it is not intended to change GAAP, the codification significantly changes the way in which the accounting literature is organized. The adoption of the codification did not have an effect on our financial position or results of operations. However, because the codification completely replaced existing standards, its adoption affected the way we reference GAAP in our consolidated financial statements and accounting policies.

Effective September 30, 2009, we adopted FASB Accounting Standards Update (ASU) No. 2009-06, “Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities” (ASU 2009-06). This ASU provides additional implementation guidance on accounting for uncertainty in income taxes. The adoption of ASU 2009-06 did not have a material impact on our financial position or results of operations.

Effective December 31, 2009, we adopted FASB ASU No. 2010-02, “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary” (ASU 2010-02). This ASU addresses implementation issues related to the changes in ownership provisions outlined in “Consolidation—Overall Subtopic” (Subtopic 810-10), which was originally issued as FASB Statement No. 160, “Non-Controlling Interests in Consolidated Financial Statements.” ASU 2010-02 also improves the disclosures for fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. The Company adopted ASU 2010-02 effective January 1, 2009, and this adoption did not have an impact on our financial position or results of operations.

Recent Accounting Pronouncements
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810-10/SFAS 167), which changes how to determine when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under ASC 810-10/SFAS 167, determining whether a company is required to consolidate an entity will be based on, among other things, the entity’s purpose and design and the company’s ability to direct those activities of the entity that most significantly impact the entity’s economic performance. ASC 810-10/SFAS No. 167 is effective for fiscal years, and interim reporting periods within those fiscal years, beginning after November 15, 2009, and will be adopted by us in fiscal 2010. We are currently considering the impact of adopting ASC 810-10/SFAS 167 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17), which codifies FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” This ASU represents a revision to former FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities,” and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on the other entity’s purpose and design and the reporting entity’s ability to direct those activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires additional disclosures about a reporting entity’s involvement in variable interest entities. This guidance is effective for our consolidated financial statements beginning January 1, 2010. Early application is not permitted. We are currently considering the impact of adopting ASU 2009-17 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In January 2010, the FASB issued ASU No. 2010-05, “Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation” (ASU 2010-05). This ASU codifies EITF Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation.” ASU 2010-05 states that when evaluating whether a presumption of compensation has been overcome, an entity should consider the substance of the arrangement, including whether it was entered into for purposes unrelated to, and not contingent upon, continued employment. The ASU is effective immediately upon being issued. We are currently considering the impact of adopting 2010-05 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This ASU requires new disclosures for transfers in and out of levels 1 and 2 of fair value measurement categories and a description of the reasons for the transfers. This requirement is effective for our 2010 fiscal year. ASU 2010-06 also requires a separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (level 3). This requirement is effective for us in our 2011 fiscal year. The adoption of ASU 2010-06 is not expected to have a material impact on our consolidated financial statements with the exception of additional disclosures.

Materiality
We determine whether or not information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated.

Definition of Non-GAAP Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by Canadian GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. We believe that these measures are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing our overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable GAAP measure for working capital.

Current Ratio. We also use current ratio as a measure for assessing our overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable GAAP measure for current ratio.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Net Debt to Equity Ratio. As part of our overall assessment of our financial condition, we monitor our net debt to equity ratio to ensure that it is maintained within our established range. Our net debt to equity ratio is calculated as long-term debt plus the current portion of long-term debt plus bank indebtedness less cash and cash held in escrow, all divided by shareholders’ equity. There is no directly comparable GAAP measure for net debt to equity ratio.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than to gross revenue. The most directly comparable measure in accordance with GAAP for gross revenue is revenue. There is no directly comparable GAAP measure for net revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations. Gross margin is calculated as the difference of net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses. There is no directly comparable GAAP measure for gross margin.

Return on Equity Ratio. As part of our overall assessment of value added for shareholders, we monitor our return on equity ratio. Return on equity is calculated as net income for the last four quarters divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable GAAP measure for return on equity ratio.

EBITDA. EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. This measure is referenced in our credit facility as part of our debt covenants, and we use it as part of our overall assessment of our profitability. It is defined as net income for such period, plus all amounts deducted in the calculation thereof on account of interest expense, income taxes, depreciation, amortization, goodwill impairment, or any minority interest. There is no directly comparable GAAP measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility as part of our debt covenants. It is defined in the credit facility as an amount equal to EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable GAAP measure for EBITDAR.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined in the credit facility as EBITDAR divided by permanent principal and interest payments in respect of the debt plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable GAAP measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that a) is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing or b) has been awarded to us through an executed binding or non-binding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract. Backlog is not a recognized performance measure under Canadian GAAP and does not have any standardized meaning prescribed by Canadian GAAP. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable GAAP measure for backlog.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

RISK FACTORS

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	The effects of war or terrorist activities
•	The effects of disease or illness on local, national, or international economies
•	The effects of disruptions to public infrastructure such as transportation or communications
•	Disruptions in power or water supply
•	Industry or worldwide economic or political conditions
•	Regulatory or statutory developments
•	The effects of competition in the geographic or business areas in which we operate
•	The actions of management
•	Technological changes

Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on our forward-looking statements to make decisions with respect to Stantec. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations, including market factors and factors arising from growth and acquisition activities. These factors are listed below in order of seriousness—a combination of the impact on our Company and the probability of occurrence. These risk factors include the following:

Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and government entities to make expenditures may decline significantly, which could have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small and midsized, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

Our operations are subject to the risk of third-party claims in the normal course of business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management’s attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

As of December 31, 2009, our backlog was $948 million. However, the revenue projected in our backlog is determined by the judgment of management and may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profit we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits we actually receive. Finally, poor project or contract performance could also impact our profits.

Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

There may be instances when opportunities to provide services through models other than the fee-for-service business, for example, P3s, arise due to changing markets. Failure to respond to these market demands may result in clients awarding projects to our competitors, resulting in lost revenues.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 30 and 57% of our gross revenue during the years ended December 31, 2007, through December 31, 2009, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

We believe that the success and further development of our business depends, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. We may incur costs in connection with the termination of these contracts and suffer a loss of business. Contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

Interruption to our systems and network infrastructure could adversely impact our ability to operate.

We rely heavily on computer information, communications technology, and related systems in order to operate properly. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to improve the efficiency of and protect our systems, our systems operation could be interrupted or delayed. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions. Any of these or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and may adversely affect our operating results.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 70% of the dollar value of our contracts in 2009 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise, such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control, that make our projections inaccurate. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because our staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

Uncertainties associated with an acquisition may cause a loss of employees.

The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition or integration or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able to do so in the past.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively compete for or locate suitable acquisitions, our business will not grow in the manner we expect, and we will have difficulty achieving our growth plan.

We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and grow our revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s business and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that formed the foundation for the acquisition.

To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to grow our international revenues.

Because of our international expansion strategy, we are now and will be increasingly subject in the future to additional risks, including risks related to complying with a wide variety of national and local laws, the difficulties and costs of staffing and managing international operations, changes in regulatory requirements, changes in exchange rates, multiple and possibly overlapping tax structures, and political and economic instability. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally.

Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

Goodwill and intangible assets represent approximately 47% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider the actual performance of each of our reporting units compared to our expectations and update our future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business; however, our employees are subject to environmental, health, and safety risks in the course of their employment. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others. Alternatively, we could be exposed to civil and/or statutory liability to employees arising from injuries or deaths because of inadequate health and safety policies and practices. We cannot fully protect against all these risks, nor are all these risks insurable. We may become liable for damages arising from these events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. As well, we risk incurring additional costs on projects that have sustained environmental, health, and safety hazards because they may require additional time to complete or because employee time may be lost due to injury.

We could be exposed to civil and/or statutory liability to employees arising from injuries or deaths because of inadequate health and safety policies and procedures.

Although we maintain a Health, Safety & Environment program that assists employees in identifying hazards and risks in the workplace, if our policies are not current or periodically reviewed and understood by our employees in light of the projects we are working on with our clients, we run the risk that injuries or deaths may occur, resulting in potential liability in either, or both, the civil or statutory context.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2009; December 31, 2008; and December 31, 2007, for C$1.00 were US$0.88, US$0.94, and US$0.93, respectively. Furthermore, this volatility may continue in the future, and, as discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

From time to time, we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when they occur. Consequently, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

Increasing awareness of environmental factors may result in the cancellation of major projects by key clients and thus adversely affect our profitability.

As part of increasing awareness of global climate change, some experts have suggested that companies involved in industries that impact the environment may be subject to litigation from governments, shareholders, or environmental activists. The cancellation of major projects due to environmental concerns or significant environmental litigation impacting key clients could affect our future results.

At any given time, a significant portion of our revenue may be derived from a specific geographic region, industry, or sector. Consequently, our business could suffer materially if there were a downturn in that geographic region, industry, or sector.

Our three-dimensional business model mitigates risk by diversifying our operations across several geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. If at any given time, a significant portion of our revenue is derived from a specific geographic region, industry, or sector, our business may be impacted by a number of factors, which may include the following:

•	Changes in employment levels and other general economic conditions
•	Changes in interest rates and in the availability, cost, and terms of financing
•	The impact of present or future environmental, zoning, or other laws and regulations
•	Changes in real estate tax rates and assessments and other operating expenses
•	Changes in levels of government infrastructure spending and fiscal policies
•	Natural or human-made disasters and other factors that are beyond our control

If we are unable to adjust our workforce or service mix to a downturn in a geographic region, industry, or sector in a timely manner, it could have a material adverse effect on our overall business, including the results of our operations and liquidity.

If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

We have grown rapidly in the last few years, and we intend to pursue further growth through acquisitions and internal hiring as part of our business strategy. However, there is a risk that we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth could cause us to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in our revenue and profitability. Our rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management, and increased demand on our systems and internal controls. Furthermore, as we expand our service offerings and geographic presence, we may not be able to maintain the current quality of our services.

We may also encounter difficulties in integrating acquisitions that we do make. Acquired businesses may not be profitable, because we may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, we may not be able to maintain our reputation in an acquired company’s geographic or service areas, which may negatively impact our ability to attract and retain clients in these or other areas. Any of these integration issues could divert management’s attention from other business activities and impact our ability to grow our business effectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time and changes to our business systems, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as on the results of our operations. In our experience, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff. However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional services firms. Our inability to attract and retain qualified staff could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits could decline. In addition, if our employees were to leave our Company and become competitors of ours, we could lose other employees and some of our existing clients who have formed relationships with such former employees. We could also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

In order to fund future acquisitions, we will need access to substantial amounts of capital. However, we may be unable to obtain the necessary capital to finance a successful acquisition program while meeting our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of our anticipated expansion, which may negatively affect our future competitiveness and results of operations.

Using internally generated cash or taking on debt to complete acquisitions could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to use our common shares for acquisitions will depend on the market value of our shares from time to time and the willingness of potential sellers to accept our shares as full or partial payment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

Our business strategy is to expand into new markets and enhance our position in existing markets through internal growth and through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability.

As mentioned previously, we currently have a $300 million credit facility. However, we have no assurance that debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

Our field activities are generally performed outdoors and may include professional surveying, resident engineering services, field data surveys and collection, archeology, geotechnical investigations and exploratory drilling, construction oversight and inspection, plant start-up and testing, and plant operations. Extreme weather conditions and natural or other disasters, such as earthquakes, fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of our field activities and may hinder the ability of our office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would be recognized while certain costs continue to be incurred. Adverse weather conditions or disasters may also delay or eliminate the start and/or completion of various phases of work relating to other engineering services that commence concurrent with or subsequent to our field activities. Any delay in the completion of our services may require us to incur additional non-compensable costs, including overtime work, that are necessary to meet our clients’ schedules. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of contracts, adversely affecting our net revenue and profitability.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.

There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity’s shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the intraday high and low prices for our common shares on the TSX and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2009, were $30.85 and $18.56, respectively, and US$29.53 and US$14.19, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations, (2) the reaction of markets and securities analysts to announcements and developments involving our Company, (3) adverse developments in the worldwide, Canadian, or US economy; the financial markets; or the engineering and consulting services market, (4) changes in interest rates, (5) announcements by key competitors, (6) additions or departures of key staff, (7) announcements of legal proceedings or regulatory matters, or (8) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.

An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of its services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

We could be exposed to civil and/or statutory liability to employees arising from non-payment of wages, discrimination, and misclassification regarding overtime entitlements.

We are required to comply with state, provincial, and federal employment laws as well as internal policies concerning the payment of wages, discrimination, and misclassification regarding overtime entitlements. Failure to comply with any of these regulatory schemes could result in a material cost to the Company. We face the additional risk of losing the support of our employee base, which could result in a failure to attract and retain key staff. We maintain insurance coverage for our operations, including employment practices liability insurance; however, it may not be sufficient to cover liability that could arise.

Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in our financial statements and related public disclosures. Inadequate controls could also result in system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, fraud, or the inability to continue our business operations.

The Canadian Accounting Standards Board requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts we reported for the year ending December 31, 2010. A robust system of internal controls is our best method of ensuring reporting integrity and minimizing the risk of misstatement and fraud. A period of change, such as that encountered during an accounting conversion, could lead to modifications in the design and effectiveness of internal controls, hence increasing risk. Other significant risk areas include the communication of impacts and results to stakeholders and the inability of management to conclude and certify the design or effectiveness of our internal controls over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

We may not be able to meet legal and regulatory requirements related to corporate governance, labor relations, industry standards, and the environment.

We are subject to a variety of regulations and standards, and compliance with all such regulation could materially increase our costs. Our business model includes a variety of practice areas, each with its own set of industry-specific rules and regulations. In order to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety, we may be required to increase the fees we charge to our clients. This could impact our ability to remain competitive in our industry.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.

Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance, or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. Even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant cost to us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, including losses sustained by insurers in their investments, we may experience increases in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

Reliance on key personnel who may be unable or unwilling to continue their employment may adversely impact our business.

Our operations are dependent on the abilities, experience, and efforts of senior management and other key personnel. If any of these individuals are unable or unwilling to continue their employment with us, and if we do not have a well-developed succession plan prior to their departure, our business, operations, and prospects may be materially adversely affected. The transition of key leadership positions may result in increased training costs as well as a loss of institutional knowledge, industry relationships, or expertise developed by the leader.

During 2009, we seamlessly implemented our management succession plan for key members of our leadership team, including the CEO, CFO, and COO, who all had years of experience with the Company and were promoted internally.

If fraud occurs and remains undetected, we may have a loss of assets or misstatement in our financial statements.

Fraud may occur and remain undetected, resulting in a loss of assets and/or misstatement in our financial statements and related public disclosures.

If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.

We often contract with outside companies to perform designated portions of the services we provide to our clients. In 2009, subconsultant costs accounted for approximately 12.4% (2008 – 11.1%) of our gross revenue. If we are unable to engage qualified subconsultants, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenue, and clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

We may not be able to adequately protect our intellectual property, which could force us to take costly protective measures such as litigation.

To establish and protect our intellectual property rights, we rely on a combination of trademark and trade secret laws, along with licenses, exclusivity agreements, and other contractual covenants. However, the measures we take to protect our intellectual property rights may prove inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and the diversion of resources, may result in counterclaims or other claims against us, and could significantly harm the results of our operations.

Managing Our Risks
We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. From the beginning of 2002 to December 31, 2009, we have completed 42 acquisitions, and we expect to continue to pursue selective acquisitions that will enable us to enhance our market penetration and increase and diversify our revenue base. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership, and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2009, we completed a number of activities, including updating our Career Development Center to include more forms, tools, and assessments. The Career Development Center is the online source for all our learning, coaching and mentoring, and professional and career development resources. During the year, we also continued to roll out the leadership development program we launched in 2008 to leaders throughout our regions; updated and enhanced the content and exams in our project management learning series; and enhanced our methods for measuring the impact of our training programs to better determine the return on our investment. We also invested in our staff by focusing on health and safety initiatives, including education and training in risk and hazard identification. In addition, we continue to improve our project manager and leadership portal dashboard training programs. These programs are intended to make financially related information more visible in order to assist our operations leaders in improving performance and decision making. We recognize that by improving project management across our operations we will increase our ability to deliver projects on schedule and within budget.

With regards to effective project management and execution, in 2008 we achieved registration with the International Organization for Standardization’s (ISO) 9001:2000 quality management standard and in 2009 updated this certification to the ISO 9001:2008 standard. In 2008 and 2009, we achieved ISO/IEC 20000-1:2005 certification, which is specific to information technology systems. ISO 9001:2008 is a globally recognized set of requirements for establishing effective quality management systems, and ISO/IEC 20000 is a standard that sets out the requirements for establishing an information technology service management system.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Since our operations are dependent on the abilities and efforts of senior management and other key personnel, the Corporate Governance and Compensation Committee of our board of directors and our senior leaders regularly review succession planning measures for management.

To mitigate the risk of fraud, we have various business conduct policies, including our Code of Ethics, Conflict of Interest, and Integrity policies. In addition, our Internal Audit team evaluates risks and opportunities relating to fraud as part of its control evaluation program.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

To address the risk of being unsuccessful in integrating acquired companies, we have an acquisition and integration program managed by a dedicated acquisition team. The team supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems immediately following an acquisition. A senior regional or practice leader is appointed for each acquisition to support the integration process. We also have a coordinated integration plan that involves the implementation of our Company-wide information technology and financial management systems as well as provision of support services from our corporate and regional offices.

In addition, we have a dedicated IFRS conversion team. The team has prepared a detailed work plan for the implementation of IFRS, completed the detailed assessment and solution development phases of the plan, and started the implementation phase. We have also established an IFRS Advisory Committee consisting of representatives from our Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS conversion team provides regular updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009, (as defined in rules adopted by the Securities and Exchange Commission [SEC] in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2009 consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

There has been no change in our internal control over financial reporting during the year ended December 31, 2009, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

CORPORATE GOVERNANCE

Disclosure Committee
In 2005, our Company established a Disclosure Committee consisting of a cross section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors
Stantec’s board of directors currently includes nine members, seven of whom are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfils its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2009, Stantec’s board included two committees—the Audit Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of unrelated, independent directors.

Audit Committee
The Audit Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, and accounting control policies. The committee met five times in 2009. The chairman of the committee provides regular reports at the Company’s board meetings. The board has determined that each of the Audit Committee's members is financially literate and that the majority of the members are "financial experts" as such term is defined under the rules of the SEC and NYSE.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

Corporate Governance and Compensation Committee
The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The Corporate Governance and Compensation Committee met four times in 2009. The chairman of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our web site (www.stantec.com) and in the Management Information Circular for our May 13, 2010, annual meeting of shareholders. In addition, the following documents are posted on our web site:

•	Code of Ethics
•	Corporate Governance Guidelines
•	Audit Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

SUBSEQUENT EVENT

Subsequent events have been evaluated through to February 25, 2010, which is the date the consolidated financial statements were issued.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009
STANTEC INC.